HYDROGENICS CORPORATION

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STUART ENERGY SYSTEMS CORPORATION

SUPPORT AGREEMENT

November 10, 2004

Osler, Hoskin & Harcourt LLP

1 First Canadian Place
Toronto, Ontario
M5X 1B8

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TABLE OF CONTENTS
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TABLE OF CONTENTS
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SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT is made the 10th day of November, 2004 (the “Agreement”)

B E T W E E N:

HYDROGENICS CORPORATION,
a corporation incorporated under the federal laws of Canada

(“Hydrogenics”),

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STUART ENERGY SYSTEMS CORPORATION,
a corporation continued under the federal laws of Canada,

(the “Company”)

RECITALS:

A.	Hydrogenics wishes to make an offer, either directly or through a wholly-owned subsidiary, by way of take-over bid to the shareholders of the Company to purchase all of the outstanding common shares of the Company (including common shares issuable upon the exercise of outstanding options) (the “Common Shares”).

B.	The board of directors of the Company wishes to support and facilitate the offer on the terms set out in this Agreement and has concluded that it is in the best interests of the Company to enter into this Agreement.

C.	Contemporaneously herewith, Hydrogenics has entered into a lock-up agreement (the “Lock-up Agreement”) with Dr. Hugo Vandenborre, Samuel C. Johnson 1996 Trust, Samuel C. Johnson 1988 Trust I, Newstar Technology Limited, Mercator Verzekeringen N.V., Robert S. Torokvei, Douglas S. Alexander, Barrie Cook, Kelly T. Grindle, Peter C. Johnson, Jon Slangerup, Andrew T.B. Stuart, Robert W. Campbell, George P. Kempff, R. Randall MacEwen, Bart Van Ouytsel and Peter Wressell (collectively, the “Locked-up Shareholders”) pursuant to which the Locked-up Shareholders have agreed to tender to the Offer all Common Shares owned by the Locked-up Shareholders.

     THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

     In this Agreement, unless the context otherwise requires:

“Acquisition Proposal” shall have the meaning ascribed thereto in Subsection 7.1(a);

“affiliate” has the meaning ascribed thereto in the CBCA;

“Agreement” means this support agreement dated November 10, 2004 entered into between Hydrogenics and the Company;

“Appropriate Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities required in connection with the commencement of the Offer or the consummation of the Offer;

“associate” has the meaning ascribed thereto in the CBCA;

“Board of Directors” means the board of directors of the Company;

“business day” means any day of the week, other than a Saturday, a Sunday or a statutory or civic holiday observed in Toronto, Ontario;

“Canadian GAAP” means Canadian generally accepted accounting principles as defined by the Accounting Standards Board of the Canadian Institute of Chartered Accountants in the Handbook of the Canadian Institute of Chartered Accountants applied on a consistent basis;

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended;

“Common Shares” means the common shares of the Company (including common shares issuable upon the exercise of outstanding options);

“Company” means Stuart Energy Systems Corporation, a corporation continued under the federal laws of Canada;

“Company Balance Sheet” has the meaning ascribed thereto in Section 4.11;

“Company Benefit Plans” means any pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon the Company or any of its Material Subsidiaries;

“Company Disclosure Statement” means the disclosure statement of the Company delivered to Hydrogenics in confidence contemporaneously with the execution and delivery of this Agreement;

“Company Intellectual Property” has the meaning ascribed thereto in Subsection 4.14(a);

“Company Material Adverse Effect” means any change, effect, event, occurrence or state of facts that is, or would reasonably be expected to be, material and adverse to the assets, business, operations or financial condition (including cash resources) of the Company and its Material Subsidiaries taken as a whole other than effects relating to (i) any change, effect, event, occurrence or state of facts relating to the North American economy or securities markets in general, (ii) changes affecting generally the industries in which the Company or any of its Subsidiaries conducts business, (iii) any natural disaster or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof, or (iv) any change in the market price or trading volume of the common shares of the Company;

“Company Product Authorizations” means approvals, licences, permits, consents, authorizations or registrations required or issued by any Governmental Entity, any other regulatory authority of competent jurisdiction or any third party test house, registrar or certification body, relating to the investigation, manufacture, import, export, sale, distribution and/or marketing of the Company Products;

“Company Products” means all of the products that are developed, manufactured or sold by the Company and/or its Material Subsidiaries or for which the Company or its Material Subsidiaries are entitled to receive royalties or other payments;

“Company Public Documents” means all forms, reports, schedules, statements and other documents required to be filed by the Company since January 1, 2003, with all applicable securities regulatory authorities, the TSX and all other applicable self-regulatory organizations;

“Confidentiality Agreement” means the confidentiality agreement dated September 12, 2002 between Hydrogenics and the Company;

“Directors’ Circular” has the meaning ascribed thereto in Subsection 2.1(g);

“Effective Date” means the date on which Hydrogenics first pays for Common Shares deposited to the Offer;

“Environmental Laws” means all applicable Laws, including applicable common laws, relating to the protection of human health and safety or the environment, or relating to hazardous or toxic substances or wastes, pollutants or contaminants;

“Exchange Act” means the U.S. Securities Exchange Act of 1934 and the rules and regulations of the SEC thereunder;

“Expiry Date” means the 36th day after the date that the Offer is commenced within the meaning of the Securities Act, or any subsequent date set out in any notice of Hydrogenics extending the period during which Common Shares may be deposited under the Offer; provided that, if such day is not a business day, then the Expiry Date shall be the next business day;

“Expiry Time” means 12:01 a.m. on the Expiry Date;

“Foreign Private Issuer” means an issuer incorporated or organized under the laws of any jurisdiction other than the United States of America or any state, territory or possession thereof other than an issuer meeting both of the following conditions: (1) more than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned by residents of the United States; and (2) any of the following: (A) the majority of the executive officers or directors are United States citizens or residents; (B) more than 50 percent of the assets of the issuer are located in the United States; or (C) the business of the issuer is administered principally in the United States;

“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, board, or authority of any of the foregoing; (c) any self-regulatory authority; (d) the TSX and the NASDAQ; or (e) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Hydrogenics Balance Sheet” has the meaning ascribed thereto in Section 3.11;

“Hydrogenics Benefit Plans” means any pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon Hydrogenics or any of its Material Subsidiaries;

“Hydrogenics Disclosure Statement” means the disclosure statement of Hydrogenics delivered to the Company in confidence contemporaneously with the execution and delivery of this Agreement;

“Hydrogenics Intellectual Property” has the meaning ascribed thereto in Subsection 3.14(a);

“Hydrogenics Material Adverse Effect” means any change, effect, event, occurrence or state of facts that is, or would reasonably be expected to be, material and adverse to the assets, business, operations or financial condition (including cash resources) of Hydrogenics and its Material Subsidiaries taken as a whole, other than effects relating to (i) any change, effect, event, occurrence or state of facts relating to the North American economy or securities markets in general, (ii) changes affecting generally the industries in which Hydrogenics or any of its Subsidiaries conducts business, (iii) any natural disaster or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof, or (iv) any change in the market price or trading volume of the common shares of Hydrogenics;

“Hydrogenics Product Authorizations” means approvals, licences, permits, consents, authorizations or registrations required or issued by any Governmental Entity, any other regulatory authority of competent jurisdiction or any third party test house, registrar or certification body, relating to the investigation, manufacture, import, export, sale, distribution and/or marketing of the Hydrogenics Products;

“Hydrogenics Products” means all of the products that are developed, manufactured or sold by Hydrogenics and/or its Material Subsidiaries or for which Hydrogenics or its Material Subsidiaries are entitled to receive royalties or other payments;

“Hydrogenics Public Documents” means all forms, reports, schedules, statements and other documents required to be filed by Hydrogenics since January 1, 2003, with all applicable securities regulatory authorities, the TSX, the NASDAQ and all applicable self-regulatory organizations;

“Inducement Option” means the grant of, among other things, the Slangerup Inducement Options, as approved by Shareholders on September 25, 2001 and described in Schedule 4.6 to the Company Disclosure Statement;

“Intellectual Property” means all:

(i)	copyrights, whether registered or not, including, without limitation, copyright in design elements, ordering of content, graphic user interface, treatments, drafts or fictitious characters;

(ii)	trade-marks, designs, logos, indicia, distinguishing guises, trade dress, trade names, business names, URLs, any other source or business identifiers, whether registered or not, and all goodwill associated with the foregoing;

(iii)	patents and inventions and applications therefor and patents which may be issued from current applications (including divisions, reissues, renewals, re-examinations, continuations, continuations-in-part and extensions) applied for or registered;

(iv)	trade secrets, confidential information and know-how, ideas, concepts, innovations, processes, technology, reports and studies, data, business information, research designs, research results and notes, prototypes, drawings, design and construction specifications, marketing strategies, and current or proposed business opportunities; and

(v)	industrial designs;

“knowledge” of a Party or a Subsidiary of a Party means the actual knowledge of the directors and officers of the Party or Subsidiary (as the case may be), after due inquiry;

“Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law, orders, ordinances, judgments, decrees or other requirements and the terms and conditions of any grant of approval, permission, authority or licence of any Governmental Entity, and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

“Lock-up Agreement” has the meaning ascribed thereto in Recital C;

“Locked-up Shareholders” has the meaning ascribed thereto in Recital C;

“material” means, with respect to Hydrogenics or the Company (as the case may be), a fact, liability, transaction or circumstance concerning the business, assets, liabilities, operations or financial condition of Hydrogenics or the Company (as the case may be) and their respective Subsidiaries, taken as a whole, that would be reasonably likely to have a significant effect on the value of the shares of Hydrogenics or the Company (as the case may be) or that would prevent or materially delay completion of the Offer in accordance with this Agreement;

“Material Contract” means a contract, licence, lease, agreement, obligation, promise, undertaking, understanding, arrangement, document, commitment, entitlement or engagement to which a Person is a party or by which a Person is bound or under which a Person has, or will have, any liability or contingent liability (in each case, whether written or oral, express or implied) (i) involving payments to or by such Person in excess of $20,000 annually or $150,000 in aggregate over the term of the contract, (ii) involving rights or obligations that may reasonably extend beyond three years and which does not terminate or cannot be terminated without penalty on less than three months’ notice, (iii) which is outside the ordinary course of business, (iv) which restricts in any way the business or activities of the Person, (v) which, in the case of the Company, relates to Company Intellectual Property, or in the case of Hydrogenics, relates to Hydrogenics Intellectual Property, or (vi) which, if terminated without the consent of the Person, in the case of the Company, would result in a Company Material Adverse Effect, or in the case of Hydrogenics, would result in a Hydrogenics Material Adverse Effect;

“Material Subsidiaries” in respect of the Company means Vandenborre Technologies N.V., Stuart Energy Europe N.V., and The Electrolyser Corporation Ltd., and in respect of Hydrogenics means Greenlight Power Technologies, Inc. and EnKat GmbH;

“Minimum Tender Condition” means that there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time that number of Common Shares which, together with any Common Shares held by Hydrogenics and its affiliates, constitutes at least 66 2/3% of the Common Shares outstanding (on a fully diluted basis) at the Expiry Time;

“NASDAQ” means The NASDAQ Stock Market;

“1933 Act” means the United States Securities Act of 1933, as amended;

“Offer” means the offer to be made by Hydrogenics, either directly or through a wholly owned subsidiary, by way of a take-over bid for all of the outstanding Common Shares for consideration of 0.74 common shares of Hydrogenics for each Common Share, in accordance with Section 2.1(a);

“Offer Deadline” has the meaning ascribed thereto in Subsection 2.1(a);

“Offer Documents” has the meaning ascribed thereto in Subsection 2.1(d);

“Offered Consideration” has the meaning ascribed thereto in Subsection 2.1(a);

“Offering Circular” means the offer to purchase and accompanying take-over bid circular to be provided to the Shareholders in respect of the Offer;

“Options” means options to purchase Common Shares granted under the Company’s Share Option Plan;

“Parties” means the Company and Hydrogenics; and “Party” means either one of them;

“Person” includes an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Proposed Agreement” has the meaning ascribed thereto in Subsection 7.1(e);

“SEC” means the U.S. Securities and Exchange Commission;

“Securities Act” means the Securities Act (Ontario), R.S.O. 1990, c. S-5 and the rules, regulations and published policies made thereunder, as now in effect and as they may be amended from time to time prior to the Effective Date;

“Securities Laws” has the meaning ascribed thereto in Subsection 2.1(d);

“Shareholders” means the holders of Common Shares;

“Share Option Plan” means the share option plan for directors, officers, consultants and employees of the Company dated December 1999, as amended;

“Slangerup Inducement Options” means the 815,000 share options at an exercise price of $6.80 per Common Share granted to Mr. Slangerup pursuant to the Inducement Option, of which 741,000 remain outstanding on the date hereof;

“Subsequent Acquisition Transaction” has the meaning ascribed thereto in Section 2.8;

“Subsidiary” means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary;

“Superior Proposal” has the meaning ascribed thereto in Subsection 7.1(a);

“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c. 1, as amended;

“Taxes” includes any taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance and Canada, Québec and other government pension plan premiums or contributions;

“Tax Returns” includes all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by law in respect of Taxes;

“Third Party Beneficiaries” has the meaning ascribed thereto in Section 8.12;

“Transition Date” means the earlier of (i) the termination of this Agreement, and (ii) the appointment or election to the Board of Directors of Persons designated by Hydrogenics who represent a majority of the directors of the Company;

“Trigger Event” shall be deemed to occur when, on any day up to the second trading day immediately prior to the first date on which Hydrogenics may take-up and pay for Common Shares pursuant to the Offer, the ten day volume-weighted average trading price of a Hydrogenics common share, based on trading on the NASDAQ, calculated on a rolling basis for each consecutive trading day after the date this Agreement is executed, is less than CDN$4.80 (with all trading prices on a given trading day being converted to Canadian dollars at the noon spot U.S./Canadian dollar exchange rate posted by the Bank of Canada for such trading day); and

“TSX” means the Toronto Stock Exchange.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, Subsections and Paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, Subsection, Paragraph or Schedule by number or letter or both refer to the Article, Section, Subsection, Paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.5	Time References

In this Agreement, any references to time are to local time, Toronto, Ontario.

1.6	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada.

1.7	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian GAAP, and all determinations of an accounting nature required to be made shall be made in a manner consistent with Canadian GAAP and past practice.

1.8	Schedules

The following Schedule is annexed to this Agreement and is incorporated by reference into this Agreement and forms part hereof:

Schedule A — Conditions of the Offer

ARTICLE 2

THE OFFER

2.1	Actions by Hydrogenics

(a)	Hydrogenics agrees to use commercially reasonable efforts to make the Offer and to mail the Offer Documents to registered Shareholders in Canada and such other jurisdictions as Hydrogenics may determine as soon as possible after the date hereof and, in any event, on or before December 8, 2004 (the “Offer Deadline”) for consideration of 0.74 common shares of Hydrogenics for each Common Share (the “Offered Consideration”). In the event that the conditions to the Offer have been satisfied or waived by Hydrogenics, Hydrogenics shall take up and pay for the Common Shares deposited under the Offer as soon as possible, and in any event not later than three business days, after Hydrogenics becomes obligated by the terms of the Offer to take up the Common Shares deposited under the Offer. Instead of receiving any fractional common shares of Hydrogenics, Shareholders shall instead receive a cash payment in Canadian dollars equal to such fraction multiplied by the closing trading price on the NASDAQ for the common shares of Hydrogenics on the second last trading day prior to the Effective Date, which is then converted into Canadian dollars at the average noon spot U.S./Canadian dollar exchange rate posted by the Bank of Canada on such trading day. For the purposes of determining any cash payment, the Common Shares deposited by a registered Shareholder shall be aggregated.

(b)	The Hydrogenics common shares to be issued pursuant to the Offer will be at the time of issue registered under the 1933 Act pursuant to Form F-8 or Form F-80 or other applicable form, as applicable, and will be listed for trading on the NASDAQ and the TSX.

(c)	The Offer shall not be subject to any conditions, other than the conditions set out in Schedule A.

(d)	Hydrogenics shall prepare the Offering Circular and the related letter(s) of transmittal and notice(s) of guaranteed delivery (collectively, the “Offer Documents”) with respect to the Offer in both English and French in compliance with the Securities Act and all other applicable provincial securities laws, rules and regulations and published policies thereunder in Canada (collectively, the “Securities Laws”). Prior to printing the Offer Documents, Hydrogenics shall provide the Company and its counsel with an opportunity to review and comment on the Offer Documents, the Company recognizing that whether or not such comments shall be reflected in the Offer Documents will be determined by Hydrogenics, acting reasonably. Hydrogenics shall provide the Company with a final copy of the Offer Documents to be mailed to registered Shareholders (in Canada and in such other jurisdictions as permitted or required by applicable Laws) prior to the mailing to registered Shareholders.

(e)	The Offer shall expire at the Expiry Time, subject to extension as contemplated in Section 5.3. If the conditions set out in Schedule A have been satisfied or waived by Hydrogenics at or prior to the Expiry Time, Hydrogenics shall within three business days accept for payment and pay for all of the Common Shares validly tendered (and not withdrawn) pursuant to the Offer. The terms of the Offer shall comply with the terms of this Agreement. In making the Offer, Hydrogenics shall comply with the provisions of applicable Laws.

(f)	Hydrogenics may, in its sole discretion, modify or waive any term or condition of the Offer, provided that Hydrogenics will not, without the prior written consent of the Company, (i) modify or waive the Minimum Tender Condition; (ii) decrease the Offered Consideration (except in circumstances where, following the date hereof, the Company has declared, set aside or paid any dividend or distribution (whether in cash, stock, property or otherwise) with respect to the Common Shares); (iii) change the form of the Offered Consideration (other than to add additional consideration); (iv) impose additional conditions to the Offer; or (v) otherwise modify the Offer (or any terms or conditions thereof) in a manner that is adverse to the Shareholders.

(g)	The obligation of Hydrogenics to make the Offer by mailing the Offering Circular to Shareholders is conditional on the prior satisfaction of the following conditions, all of which conditions are included for the sole benefit of Hydrogenics and any or all of which may be waived by Hydrogenics in whole or in part in its sole discretion without prejudice to any other rights it may have under this Agreement or otherwise and which shall be deemed to have been waived by the commencement of the Offer:

(i)	the obligations of Hydrogenics hereunder shall not have been terminated pursuant to Section 6.1;

(ii)	no circumstance, fact, change, event or occurrence shall have occurred that would render it impossible for one or more of the conditions set out on Schedule A to be satisfied;

(iii)	the Board of Directors shall have prepared and approved in final form, authorized for printing and distribution to Shareholders and delivered to Hydrogenics for mailing with the Offering Circular a directors’ circular (the “Directors’ Circular”), which circular shall contain a unanimous recommendation that Shareholders accept the Offer, and the Board of Directors shall not have withdrawn or changed its recommendation;

(iv)	no cease trade order, injunction or other prohibition at Law shall exist against Hydrogenics making the Offer or taking up or paying for Common Shares deposited under the Offer;

(v)	Hydrogenics shall have received all waivers, rulings or orders necessary for the making of the Offer or necessary to mail to Shareholders the Offering Circular from all applicable securities commissions or other securities or stock exchange regulatory authorities;

(vi)	all representations and warranties of the Locked-up Shareholders in the Lock-up Agreement: (A) that are qualified by a reference to materiality shall be true and correct in all respects; and (B) that are not qualified by a reference to materiality shall be true and correct in all material respects;

(vii)	the Lock-up Agreement shall have been entered into by each Locked-up Shareholder and the Lock-up Agreement shall not have been terminated;

(viii)	the Company shall have complied in all material respects with its obligations under this Agreement;

(ix)	all representations and warranties of the Company:

(A)	that are qualified by a reference to a Company Material Adverse Effect shall be true and correct in all respects at the time of the making of the Offer; and

(B)	that are not qualified by a reference to a Company Material Adverse Effect shall be true and correct in all material respects at the time of the making of the Offer;

(x)	there shall not have occurred or arisen (or there shall not have been generally disclosed or discovered, if not disclosed in writing to Hydrogenics) any change (or any condition, event or development involving a prospective change) in the business, operations, affairs, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), capitalization, financial condition, licences, permits, rights or privileges, whether contractual or otherwise, of the Company or any of its Subsidiaries considered on a consolidated basis which, in the sole judgment of Hydrogenics, acting reasonably, individually or in the aggregate, has or may have a Company Material Adverse Effect;

(xi)	each of Rob Campbell, Randall MacEwen, Peter Wressell, Bart Van Ouytsel and Hugo Vandenborre shall have amended his or her existing employment agreement with the Company or entered into a new employment agreement with the Company in a form satisfactory to Hydrogenics;

(xii)	the Board of Directors shall have passed and not revoked a resolution suspending the grant of further Options under the Share Option Plan;

(xiii)	the Company shall have obtained, in a form satisfactory to Hydrogenics acting reasonably, all consents from the third parties identified in Schedule 4.3 to the Company Disclosure Schedule;

(xiv)	each of Messrs Slangerup, MacEwen, Campbell, Kempff, Wressell, Van Ouytsel and Vandenborre shall have delivered to Hydrogenics an acknowledgement, in a form satisfactory to Hydrogenics acting reasonably, that the employment or consulting arrangement entered into by such executive (or his or her holding company or trust) with the Company provides for alternative severance provisions in the event of (i) the officer’s termination without cause, and (ii) a Change of Control (as defined therein) of the Company, but that in no event will the executive be entitled to a severance payment under both (i) and (ii); and

(xv)	Mr. Slangerup shall have delivered to Hydrogenics an acknowledgement, in a form satisfactory to Hydrogenics acting reasonably, that his compensation package (including his entitlement to Common Shares and options to purchase Common Shares (whether or not under the Share Option Plan)) is described in the management proxy circular of the Company dated July 31, 2001 and such arrangements supersede in all respects the compensation package set out in the employment agreement entered into by him and the Company dated July 19, 2001.

2.2	Preparation of Filings

(a)	Hydrogenics and the Company shall cooperate in the preparation of any application for orders, registrations, consents, filings, circulars and approvals and the preparation of any required documents reasonably deemed by the Parties to be necessary to discharge their respective obligations under applicable Laws in connection with this Agreement or the Offer.

(b)	Each of the Company and Hydrogenics shall promptly notify the other if at any time before the Effective Date it becomes aware that the Offering Circular, the Directors’ Circular, an application for an order, any registration, consent, circular or approval, registration statement or any other filing under companies, corporations or securities Laws contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in the light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Offering Circular, the Directors’ Circular, such application, registration statement or filing, and the Parties shall cooperate in the preparation of any amendment or supplement to the Offering Circular, the Directors’ Circular, application, registration statement or filing, as required.

(c)	Nothing in this Agreement shall prevent the Board of Directors from responding through a directors’ circular or otherwise as required by applicable securities Laws to an Acquisition Proposal that it determines is not a Superior Proposal.

2.3	Shareholder Communications

(a)	The Company and Hydrogenics agree to cooperate in the preparation of presentations to investors, if any, regarding the Offer prior to the making of such presentations and to promptly consult with each other in issuing any press releases or otherwise making public statements with respect to this Agreement or the Offer and in making any filing with any Governmental Entity with respect thereto, except in respect of an Acquisition Proposal. Each Party shall use all commercially reasonable efforts to enable the other Party to review and comment on all such press releases, except in respect of Acquisition Proposals, prior to the release thereof and shall enable the other Party to review and comment on such filings, except in respect of Acquisition Proposals, prior to the filing thereof; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make disclosure in accordance with applicable Laws, and if such disclosure is required and the other Party has not reviewed or commented on the disclosure, the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

(b)	Each of Hydrogenics and the Company agrees that, promptly after the entering into of this Agreement, a joint press release shall be issued announcing the entering into of this Agreement and Hydrogenics’ intention to make the Offer, which press release shall be satisfactory in form and substance to each of Hydrogenics and the Company, acting reasonably.

2.4	Company Approval of the Offer

(a)	The Company represents and warrants to and in favour of Hydrogenics, and acknowledges that Hydrogenics is relying upon such representations and warranties in entering into this Agreement, that, as of the date of this Agreement:

(i)	the Board of Directors has: (A) unanimously determined that the Offer is fair to the Shareholders and it is in the best interests of the Company for the Offer to be made and the Board of Directors to support it on the terms of this Agreement, and (B) approved the entering into of this Agreement and the making of a recommendation that Shareholders accept the Offer; and

(ii)	after reasonable inquiry, each of the Company and the Board of Directors believes that all of the directors and officers of the Company intend to tender their Common Shares, including the Common Shares issued on the exercise of all Options and Slangerup Inducement Options held by them, to the Offer.

(b)	The Company shall prepare and make available for distribution contemporaneously with the Offering Circular, in both English and French and in compliance with Securities Laws, sufficient copies of the Directors’ Circular. Provided the Board of Directors has not changed or withdrawn its recommendation set out in Paragraph (i) of Subsection 2.4(a) above, the Directors’ Circular shall reflect the determinations and recommendations set forth in paragraph (i) of Subsection 2.4(a) above, and the Company shall take all reasonable action to support the Offer on the terms of this Agreement. Prior to printing the Directors’ Circular, the Company shall provide Hydrogenics and its counsel with an opportunity to review and comment on it, Hydrogenics recognizing that whether or not such comments shall be reflected in the Director’s Circular will be determined by the Company, acting reasonably.

(c)	The Company shall provide Hydrogenics, as soon as practicable and in any event within three business days following the execution and delivery of this Agreement, with a list (in both written and electronic form) of the registered Shareholders, together with their addresses and respective holdings of Common Shares. The Company shall concurrently provide Hydrogenics with a list of the names, addresses and holdings of all Persons having rights issued by the Company to acquire Common Shares (including holders of Options and Slangerup Inducement Options). The Company shall from time to time request that its registrar and transfer agent promptly furnish Hydrogenics with such additional information, including updated or additional lists of Shareholders, a list of participants in book-based nominee registered shareholders such as CDS & Co. and CEDE & Co., mailing labels and lists of securities positions and other assistance as Hydrogenics may reasonably request in order to be able to communicate the Offer to the Shareholders and to such other Persons as are entitled to receive the Offer under applicable Laws.

2.5	Outstanding Stock Options

Subject to the receipt of all Appropriate Regulatory Approvals, the Board of Directors will make such amendments to the Share Option Plan and take all such other steps as may be necessary or desirable to allow all Persons holding Options pursuant to the Share Option Plan and the Slangerup Inducement Options, who may do so under applicable Laws: (i) to exercise their Options and Slangerup Inducement Options on an accelerated vesting basis solely for the purpose of tendering under the Offer all Common Shares issued in connection with such exercise, conditional upon Hydrogenics agreeing to take up and pay for such Common Shares; and (ii) to effect a cashless exercise of their Options and Slangerup Inducement Options for the purpose of tendering under the Offer all Common Shares issued in connection with such cashless exercise, conditional upon Hydrogenics agreeing to take up such Common Shares, on terms and in a manner acceptable to Hydrogenics. In addition, following the Subsequent Acquisition Transaction contemplated in section 2.8, Hydrogenics shall amend the Share Option Plan such that each Option and Slangerup Inducement Option will be exercisable at its existing exercise price for 0.74 common shares of Hydrogenics.

2.6	Company Directors

Promptly following the Effective Date, provided that Hydrogenics has taken-up and paid for at least 66 2/3% of the outstanding Common Shares (on a fully diluted basis), and from time to time thereafter, Hydrogenics shall be entitled to designate the directors of the Board of Directors, and any committees thereof, and, subject to obtaining a release in favour of each resigning member of the Board of Directors who is being replaced by a Hydrogenics’ designee and confirmation that insurance coverage is maintained as contemplated in Section 8.5, the Company shall not frustrate Hydrogenics attempts to do so, and covenants to cooperate with Hydrogenics, subject to applicable Laws, to obtain the resignation of any then incumbent directors effective on the date specified by Hydrogenics and facilitate Hydrogenics’ designees to be elected or appointed to the Board of Directors (including, without limitation, at the request of Hydrogenics, by using all commercially reasonable efforts to secure the resignations of the incumbent directors to enable Hydrogenics’ designees to be elected or appointed to the Board of Directors).

2.7	Hydrogenics Directors

Immediately upon the appointment of Hydrogenics’ designees to the Board of Directors of the Company as contemplated in Section 2.6, Hydrogenics shall reorganize its board of directors to permit the appointment of Andrew Stuart, Peter Johnson and Hugo Vandenborre to its nine person board of directors.

2.8	Subsequent Acquisition Transaction

If, within 120 days after the date of the Offer, the Offer has been accepted by holders of not less than 90% of the outstanding Common Shares (on a fully diluted basis), Hydrogenics shall, to the extent possible, acquire the remainder of the Common Shares from those Shareholders who have not accepted the Offer pursuant to section 206 of the CBCA and otherwise in accordance with applicable Laws. If such statutory right of acquisition is not available, Hydrogenics shall pursue other lawful means of acquiring the remaining Common Shares not tendered to the Offer. Upon Hydrogenics taking up and paying for more than 66 2/3% of the outstanding Common Shares (on a fully diluted basis) under the Offer, the Company will assist Hydrogenics in connection with any compulsory acquisition, proposed amalgamation, statutory arrangement, capital reorganization or other transaction of the Company and Hydrogenics or an affiliate of Hydrogenics to acquire the remaining Common Shares (a “Subsequent Acquisition Transaction”) for consideration per Common Share at least equal in value to the Offered Consideration paid by Hydrogenics under the Offer.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF HYDROGENICS

Hydrogenics hereby represents and warrants to the Company as set forth below, and acknowledges that the Company is relying upon these representations and warranties in connection with the entering into of this Agreement.

3.1	Organization and Qualification

Hydrogenics is a company duly incorporated and validly existing under the CBCA and has full corporate power and authority to own its assets and conduct its business as now owned and conducted. Hydrogenics is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its property or the nature of its activity makes such qualification necessary, except where the failure to be so qualified will not, individually or in the aggregate, have a Hydrogenics Material Adverse Effect. True and complete copies of the articles and by-laws of Hydrogenics have been delivered to the Company, and Hydrogenics has not taken any action to amend or supersede such documents.

3.2	Authority Relative to this Agreement

Hydrogenics has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder, including the issuance of Hydrogenics common shares in consideration for the Common Shares. The execution and delivery of this Agreement by Hydrogenics and the consummation of the Offer have been duly authorized by the board of directors of Hydrogenics (or any authorized committee thereof), and no other corporate proceedings (other than board meetings to approve the Offer Documents, the issuance of the common shares of Hydrogenics pursuant to the offer, and the listing on the NASDAQ and the TSX of the Hydrogenics common shares that will be issued in consideration for the Common Shares) on the part of Hydrogenics are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Hydrogenics and constitutes a valid and binding obligation of Hydrogenics, enforceable by the Company against Hydrogenics in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

3.3	No Conflict; Required Filings and Consent

The execution and delivery by Hydrogenics of this Agreement and the performance by it of its obligations hereunder and the completion of the Offer will not: (a) violate, conflict with or result in a breach of any provision of: (i) the constating documents of Hydrogenics or those of any of its Material Subsidiaries; (ii) any agreement, contract, indenture, deed of trust, mortgage, bond, instrument, licence or permit to which Hydrogenics or any of its Material Subsidiaries is a party or by which Hydrogenics or any of its Material Subsidiaries is bound; or (iii) any Law to which Hydrogenics or any of its Material Subsidiaries is subject or by which Hydrogenics or any of its Material Subsidiaries is bound; (b) give rise to any right of termination, or the acceleration of any indebtedness, under any such agreement, contract, indenture, deed of trust, mortgage, bond, instrument, licence or permit; or (c) give rise to any rights of first refusal, trigger any change in control or influence provisions or any restriction or limitation under any such agreement, contract, indenture, deed of trust, mortgage, bond, instrument, licence or permit, or result in the imposition of any encumbrance, charge or lien upon any of Hydrogenics’ assets or the assets of any of its Material Subsidiaries, except as disclosed in Schedule 3.3 to the Hydrogenics Disclosure Statement or as would not, individually or in the aggregate, have a Hydrogenics Material Adverse Effect. In addition, other than in connection with or in compliance with Appropriate Regulatory Approvals, applicable Laws and policies, no other authorization, consent or approval of, or filing with, any public body, court or authority is necessary on the part of Hydrogenics for the consummation of the transactions contemplated by this Agreement, except for such authorizations, consents, approvals and filings as to which the failure to obtain or make would not, individually or in the aggregate, prevent or materially delay consummation of the transactions contemplated by this Agreement.

3.4	Subsidiaries

Hydrogenics does not have Subsidiaries or any interests in any Person, other than those listed on Schedule 3.4 to the Hydrogenics Disclosure Statement. Each Material Subsidiary of Hydrogenics is duly organized and is validly existing under the laws of its jurisdiction of incorporation or organization, has full corporate power and authority to own its assets and conduct its business as now owned and conducted by it and is duly qualified to carry on business in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not have a Hydrogenics Material Adverse Effect. Except as set out on Schedule 3.4 to the Hydrogenics Disclosure Statement, Hydrogenics beneficially owns, directly or indirectly, all of the issued and outstanding securities of each of its Subsidiaries. Except as set out in Schedule 3.4 to the Hydrogenics Disclosure Statement, all of the outstanding shares in the capital of each of the Subsidiaries that is a corporation are: (i) validly issued, fully-paid and non-assessable and all such shares are owned free and clear of all pledges, security interests, liens, claims or encumbrances of any kind or nature whatsoever and (ii) are free of any other restrictions including any restriction on the right to vote, sell or otherwise dispose of the shares. In aggregate, the assets and revenues of the Subsidiaries of Hydrogenics other than Hydrogenics’ Material Subsidiaries represent less than 5% of the consolidated assets and consolidated revenues of Hydrogenics.

3.5	Compliance with Laws

Hydrogenics and each of its Material Subsidiaries has complied and is in compliance with all applicable Laws, and each of Hydrogenics and its Material Subsidiaries has all licences, permits, orders or approvals of, and has made all required registrations with, any Governmental Entity that is required, in connection with the ownership of their respective assets or the conduct of their respective operations as presently carried on and each of them has fully complied with and is in compliance with all such licences, permits, orders, approvals and registrations, except, in each case, for failures which, individually or in the aggregate, would not have a Hydrogenics Material Adverse Effect. None of Hydrogenics or any of its Material Subsidiaries has received any notice, whether written or oral, of revocation or non-renewal of any such licences, permits, orders, approvals or registrations, or of any intention of any Governmental Entity to revoke or refuse to renew any of such licences, permits, orders, approvals or registrations except in each case, for revocations or non-renewals which, individually or in the aggregate, would not have a Hydrogenics Material Adverse Effect and, to the knowledge of Hydrogenics, all such licences, permits, orders, approvals and registrations shall continue to be effective in order for

Hydrogenics and its Material Subsidiaries to continue to conduct their respective businesses as they are currently being conducted. None of Hydrogenics or any of its Material Subsidiaries is in conflict with, or in default (including cross defaults) under or in violation of: (i) its articles or by-laws or equivalent organizational documents, or (ii) any agreement or understanding to which it or by which any of its properties or assets is bound or affected, except for failures which, individually or in the aggregate, would not have a Hydrogenics Material Adverse Effect. No Person other than Hydrogenics or a Material Subsidiary thereof owns or has any proprietary, financial or other interest (direct or indirect) in any of the licences, permits, orders, approvals or registrations referred to above.

3.6	Capitalization and Listing

The authorized share capital of Hydrogenics consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As at the date of this Agreement: (i) there are no preferred shares issued and outstanding; (ii) there are 64,617,349 common shares validly issued and outstanding as fully paid and non-assessable shares in the capital of the Company; (iii) there are outstanding options to purchase common shares issued under a stock option plan providing for the issuance of 3,930,244 common shares upon the exercise thereof; and (iv) there are outstanding warrants to purchase common shares providing for the issuance of 2,470,436 common shares upon the exercise thereof. Except for the options and warrants referred to in the immediately preceding sentence, there are no options, warrants, conversion privileges, calls or other rights, agreements, arrangements, commitments or obligations of Hydrogenics to sell any shares of Hydrogenics or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire any shares of Hydrogenics. Except as disclosed in Schedule 3.6 to the Hydrogenics Disclosure Statement, there are no stock appreciation rights, phantom equity or similar rights, agreements arrangements or commitments of Hydrogenics or any of its Subsidiaries based upon the book value, income or any other attribute of Hydrogenics or any of its Subsidiaries. Except as otherwise disclosed in Schedule 3.6 to the Hydrogenics Disclosure Statement, no shareholder of Hydrogenics is entitled to any preemptive or other similar right. The common shares of Hydrogenics are not listed or quoted on any market other than the TSX and the NASDAQ.

3.7	Shareholder and Similar Agreements

Other than as disclosed in Section 3.7 to the Hydrogenics Disclosure Schedule, Hydrogenics is not party to any shareholder, pooling, voting trust or other agreement relating to the issued and outstanding shares of Hydrogenics or any of its Material Subsidiaries which are not directly or indirectly wholly owned by Hydrogenics.

3.8	Reports

Hydrogenics has filed with all applicable securities regulatory authorities, the TSX, NASDAQ and all applicable self-regulatory organizations true and complete copies of the Hydrogenics Public Documents that Hydrogenics is required to file therewith. The Hydrogenics Public Documents at the time filed: (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (ii) complied in all material respects with the requirements of applicable securities laws. Hydrogenics has not filed any confidential material change report with the Ontario Securities Commission or any other securities authority or regulator or any stock exchange or other self-regulatory authority which at the date hereof remains confidential.

3.9	Financial Statements

(a)	The audited consolidated financial statements for Hydrogenics as at and for each of the fiscal years ended on December 31, 2003, December 31, 2002, and December 31, 2001, including the notes thereto and the report by Hydrogenics’ auditors thereon, have been, and all financial statements of Hydrogenics which are publicly disseminated by Hydrogenics in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with Canadian GAAP applied on a basis consistent with prior periods and present fairly, in all material respects, the consolidated financial position and results of operations of Hydrogenics and its Subsidiaries, taken as a whole, as of the respective dates thereof and for the respective periods covered thereby. Except as disclosed in Schedule 3.9(a) to the Hydrogenics Disclosure Statement, there are no outstanding loans made by Hydrogenics or any of its Subsidiaries to any executive officer or director of Hydrogenics.

(b)	The management of Hydrogenics has: (i) implemented disclosure controls and procedures to ensure that material information relating to Hydrogenics, including its Subsidiaries, is made known to the management of Hydrogenics by others within those entities, which disclosure controls and procedures are, given the size of Hydrogenics and the nature of its business, effective at the reasonable assurance level in timely alerting Hydrogenics’ principal executive officer and its principal financial officer to material information required to be included in the Hydrogenics Public Documents, and (ii) has disclosed, based on its most recent evaluation, to Hydrogenics’ outside auditors and the audit committee of the board of directors of Hydrogenics (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Hydrogenics’ ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Hydrogenics’ internal control over financial reporting. A summary of any of those disclosures made by management to Hydrogenics’ auditors and audit committee is set forth in Schedule 3.9(b) to the Hydrogenics Disclosure Statement.

(c)	Since January 1, 2000: (i) neither Hydrogenics nor any of its Subsidiaries nor, to Hydrogenics’ knowledge, any director, officer, employee, auditor, accountant or representative of Hydrogenics or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Hydrogenics or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that Hydrogenics or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Hydrogenics or any of its Subsidiaries, whether or not employed by Hydrogenics or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Hydrogenics, any of its Subsidiaries or any of their respective officers, director, employees or agents to the board of directors or any committee thereof or to any director or officer of Hydrogenics.

3.10	Hydrogenics Common Shares

The Hydrogenics common shares (other than Hydrogenics common shares held by Persons who are “affiliates” (as defined in Rule 144(a) of the 1933 Act) of Hydrogenics) issuable by Hydrogenics pursuant to the Offer will, upon their issue, be freely tradeable securities and not subject to any statutory or other regulatory hold period or trading or volume limitations under applicable securities Laws of Canada and the United States.

3.11	Undisclosed Liabilities

Neither Hydrogenics nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for: (i) liabilities and obligations that are specifically disclosed on the audited balance sheet of Hydrogenics as of December 31, 2003 (the “Hydrogenics Balance Sheet”) or in the notes thereto, and (ii) liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2003, that are not and would not, individually or in the aggregate with all other liabilities and obligations of Hydrogenics and its Subsidiaries (other than those disclosed on the Hydrogenics Balance Sheet), reasonably be expected to have a Hydrogenics Material Adverse Effect. Without limiting the foregoing, the Hydrogenics Balance Sheet reflects reasonable reserves in accordance with Canadian GAAP for contingent liabilities relating to pending litigation and other contingent obligations of Hydrogenics and its Subsidiaries.

3.12	Interest in Properties

Except as disclosed in Schedule 3.12 to the Hydrogenics Disclosure Statement, Hydrogenics and its Material Subsidiaries have title to all of their material properties and assets (including, without limitation, the Hydrogenics Intellectual Property (as defined below), but excluding the Hydrogenics Intellectual Property licensed to Hydrogenics or its Subsidiaries), free and clear of any material claims or encumbrances, and Hydrogenics’ and its Material Subsidiaries’ properties and assets are sufficient for the conduct of Hydrogenics’ business as now carried on or as contemplated by Hydrogenics to be carried on.

3.13	Employment Matters

(a)	Except as disclosed in Schedule 3.13 to the Hydrogenics Disclosure Statement, neither Hydrogenics nor any of its Subsidiaries has entered into any written or oral agreement or understanding providing for severance or termination payments to any director, officer or employee in connection with the termination of their position or their employment as a direct result of a change in control of Hydrogenics. For purposes of the agreements disclosed in Schedule 3.13, a majority of the Incumbent Directors (as defined in such agreements) has not determined that a Change of Control (as defined in such agreements) has or is about to occur, if applicable.

(b)	Neither Hydrogenics nor any of its Material Subsidiaries (i) is a party to any collective -bargaining agreement, or (ii) is subject to any application for certification or, to the knowledge of Hydrogenics, threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement. To the knowledge of Hydrogenics, no fact or event exists that is likely to give rise to a violation of this Subsection on or before the Effective Date.

(c)	Neither Hydrogenics nor any of its Material Subsidiaries is subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of Hydrogenics, threatened, or any litigation actual, or to the knowledge of Hydrogenics, threatened, relating to employment or termination of employment of employees or independent contractors. To the knowledge of Hydrogenics, no labour strike, lock-out, slowdown or work stoppage is pending or threatened against or directly affecting Hydrogenics.

(d)	Hydrogenics and its Material Subsidiaries have operated in accordance with all applicable Laws with respect to employment and labour, including, but not limited to, employment and labour standards, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights, labour relations and privacy and there are no current, pending, or to the knowledge of Hydrogenics, threatened proceedings before any board or tribunal with respect to any of the areas listed herein, except where the failure to so operate would not have a Hydrogenics Material Adverse Effect.

3.14	Intellectual Property Rights

(a)	To the knowledge of Hydrogenics, Schedule 3.14(a) to the Hydrogenics Disclosure Statement contains a list of all applications and registrations for Intellectual Property that is material to the business of Hydrogenics (the “Hydrogenics Intellectual Property”), all of which is owned by or licensed to Hydrogenics or its Material Subsidiaries as indicated on such Schedule. To the extent that rights to Hydrogenics Intellectual Property are not currently reflected in a contract or other documentation maintained by Hydrogenics, Hydrogenics has provided the Company with a complete and accurate written description of the source of the rights of Hydrogenics or its Subsidiaries in such Hydrogenics Intellectual Property and any payment obligations of Hydrogenics or its Subsidiaries with respect to such Hydrogenics Intellectual Property.

(b)	Schedule 3.14(b) to the Hydrogenics Disclosure Statement contains a list of all of the Material Contracts by which Hydrogenics has granted licences in respect of Hydrogenics Intellectual Property. Except as otherwise disclosed in Schedule 3.14(b), Hydrogenics has not licensed, conveyed or assigned any Hydrogenics Intellectual Property.

(c)	The Hydrogenics Intellectual Property has not been used or enforced, or failed to be used or enforced, in a manner that would result in the abandonment, cancellation or unenforceability of the Hydrogenics Intellectual Property except as would not have a Hydrogenics Material Adverse Effect. Hydrogenics has not taken any action it is prohibited from taking, or failed to take any action it is required to take, that would result in or provide any basis for a material default by, or a material reduction or dilution of the rights of, Hydrogenics pursuant to any of the agreements or licences entered into by Hydrogenics in respect of any of the Hydrogenics Intellectual Property and all such agreements and licences are in full force and effect and the proposed transaction will not require the consent or payment to any other parties to such agreements or licences except as would not have a Hydrogenics Material Adverse Effect.

(d)	Hydrogenics does not have knowledge of any violations or infringements of the Hydrogenics Intellectual Property or challenges to the enforceability of the Hydrogenics Intellectual Property except as would not have a Hydrogenics Material Adverse Effect.

(e)	The Hydrogenics Intellectual Property constitutes all the Intellectual Property necessary or appropriate to conduct the businesses of Hydrogenics and its Subsidiaries as presently conducted in all material respects, and upon consummation of the transactions contemplated by this Agreement, Hydrogenics and its Subsidiaries shall: (i) have good, valid and unencumbered title to all owned Hydrogenics Intellectual Property and (ii) have the valid right to use all licensed Hydrogenics Intellectual Property to the same extent such licensed Hydrogenics Intellectual Property and owned Hydrogenics Intellectual Property are currently used in the businesses of Hydrogenics and its Subsidiaries.

(f)	No material claim has been asserted or, to the knowledge of Hydrogenics, is threatened by any Person nor does Hydrogenics have knowledge of any valid ground for any bona fide claims (i) to the effect that the manufacture, sale, offer for sale, importation or use of any Hydrogenics Intellectual Property as used (currently or in the past) or offered or proposed for manufacture, use, offer for sale, importation or sale by Hydrogenics infringes, misappropriates, violates, dilutes or constitutes the unauthorized use of any copyright, trade secret, patent, trade-mark, tradename or other intellectual property right of any Person, except where such assertion or threat would not reasonably be expected to have, individually or in the aggregate, a Hydrogenics Material Adverse Effect, against Hydrogenics relating to the use of any Hydrogenics Intellectual Property, or (ii) challenging the ownership, scope, validity or enforceability of any Hydrogenics Intellectual Property.

(g)	(i) Hydrogenics and each of its Subsidiaries has the right to use all trade secrets, customer lists, hardware designs, programming processes, databases, software and other information required for its products, services or its business as presently conducted or contemplated; (ii) Hydrogenics and each of its Subsidiaries has taken all reasonable measures to protect and preserve the security and confidentiality of its trade secrets and other confidential information; (iii) all employees and consultants of Hydrogenics or its Subsidiaries involved in the design, review, evaluation, development, implementation or support of services or products of Hydrogenics or any of its Subsidiaries or the creation or development of any Intellectual Property have executed nondisclosure and assignment of inventions agreements to protect the confidentiality of Hydrogenics’ or its Subsidiaries’ trade secrets and other confidential information and to vest in

Hydrogenics or its Subsidiaries exclusive ownership of such Intellectual Property; (iv) all trade secrets and other confidential information of Hydrogenics or its Subsidiaries are not part of the public domain or knowledge, nor have they been misappropriated by any Person having an obligation to maintain such trade secrets or other confidential information in confidence for Hydrogenics or its Subsidiaries; and (v) no employee or consultant of Hydrogenics or any of its Subsidiaries has used any trade secrets or other confidential information of any other Person in the course of their work for Hydrogenics or any such Subsidiary; and (vi) no university, government agency (whether federal, state, provincial or municipal) or other organization sponsored research and development conducted by Hydrogenics or any of its Subsidiaries or has any claim of right to or ownership of or other encumbrance upon any of the Hydrogenics Intellectual Property.

(h)	Hydrogenics has provided to the Company accurate and complete copies of all contracts and other documentation maintained by Hydrogenics that relate to the Hydrogenics Intellectual Property in respect of which Hydrogenics or any of its Subsidiaries are entitled to receive royalties or other payments including, without limitation, (i) contracts relating to the licensing, sublicensing or assignment of such Hydrogenics Intellectual Property; and (ii) contracts and other documentation relating to the assignment of royalties or other payments arising out of the contracts referred to in (i).

3.15	Non-Compliance

Except as disclosed in Schedule 3.15 to the Hydrogenics Disclosure Statement, there are no complaints, investigations, proceedings or actions, to the knowledge of Hydrogenics, pending or threatened by regulatory authorities of competent jurisdiction which involve allegations of non-compliance with applicable Laws or the Hydrogenics Product Authorizations or the rules, policies or guidelines of such Governmental Entities or other regulatory authorities relating to the Hydrogenics Products or the development, manufacture, sale or distribution of the Hydrogenics Products (and Hydrogenics has no knowledge of any facts that would lead to such complaints, investigations, proceedings or actions) other than those which would not, individually or in the aggregate, have a Hydrogenics Material Adverse Effect. Hydrogenics and its Subsidiaries have filed all required submissions, notices and reports required by such laws or regulatory rules, policies or guidelines for which the failure to file would have a Hydrogenics Material Adverse Effect.

3.16	Absence of Certain Changes or Events

Except as disclosed or reflected in the Hydrogenics Public Documents publicly available on SEDAR or EDGAR or in Schedule 3.16 to the Hydrogenics Disclosure Statement, since December 31, 2003: (a) Hydrogenics and its Material Subsidiaries have conducted their respective businesses only in the ordinary course of business and consistent with past practice; (b) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had or is reasonably likely to have a Hydrogenics Material Adverse Effect has been incurred; (c) there has not been any event, circumstance or occurrence which has had or is reasonably likely to give rise to a Hydrogenics Material Adverse Effect; (d) there has not been any change in the accounting practices used by Hydrogenics and its Subsidiaries; (e) except for ordinary course adjustments to non-executive employees, there has not been any increase in the salary, bonus, or other remuneration payable to any non-executive employees of any of Hydrogenics or its Subsidiaries; (f) there has not been any redemption, repurchase or other acquisition of Hydrogenics common shares by Hydrogenics, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to such common shares; (g) there has not been a material change in the level of accounts receivable or payable, inventories or employees; (h) there has not been any entering into, or an amendment of, any Material Contract other than in the ordinary course of business consistent with past practice; (i) there has not been any satisfaction or settlement or any claims or liabilities that were not reflected in Hydrogenics’ financial statements, other than the settlement of liabilities incurred in the ordinary course of business with affiliates consistent with past practice; and (j) there has not been any increase in the salary, bonus, or other remuneration payable to any officers or senior or executive officers of Hydrogenics or its Subsidiaries.

3.17	Litigation

Except as disclosed in Schedule 3.17 to the Hydrogenics Disclosure Statement, there is no claim, action, proceeding or investigation pending or, to the knowledge of Hydrogenics, threatened against or relating to Hydrogenics or any of its Subsidiaries, the business of Hydrogenics or any of its Subsidiaries or affecting any of their properties, assets or Hydrogenics Products, including claims of adverse ownership, invalidity or opposition to or conflict with the Hydrogenics Intellectual Property or that the use of the Hydrogenics Intellectual Property in the business of Hydrogenics or its Subsidiaries or in any Hydrogenics Product violates or infringes the Intellectual Property rights or other proprietary rights of any third party, before or by any court or governmental or regulatory authority or body which, if adversely determined, would have, or reasonably could be expected to have, a Hydrogenics Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement, nor to Hydrogenics’ knowledge are there any events or circumstances which could reasonably be expected to give rise to any such claim, action, proceeding or investigation (provided that the representation in this Section 3.17 shall not apply to claims, actions, proceedings, or investigations which may arise after the date of this Agreement which do not have a reasonable prospect of succeeding or, if successful, would not give rise to, nor reasonably be expected to give rise to, a Hydrogenics Material Adverse Effect). Neither Hydrogenics nor any of its Subsidiaries is subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have a Hydrogenics Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement.

3.18	Taxes

Hydrogenics and each of its Subsidiaries has duly and in a timely manner filed all Tax Returns required to be filed by it, those Tax Returns were complete and correct in all respects and Hydrogenics and each of its Subsidiaries has paid, collected, withheld or remitted all Taxes which are due and payable by it on or before the date hereof and Hydrogenics has provided adequate accruals in accordance with Canadian GAAP in the most recently published financial statements of Hydrogenics for any Taxes for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business. Except as disclosed or reflected in the Hydrogenics Public

Documents, there are no actions, suits, proceedings, investigations or claims threatened against Hydrogenics or any of its Subsidiaries in respect of Taxes, or any matters under discussion with any Governmental Entity relating to Taxes asserted by any such authority which are reasonably likely to have a Hydrogenics Material Adverse Effect, individually or in the aggregate. No waivers of statutes of limitations have been given or requested with respect to Hydrogenics or any Subsidiary.

3.19	Books and Records

The corporate records and minute books of Hydrogenics and its Material Subsidiaries have been maintained in accordance with all applicable Laws, and the minute books of Hydrogenics are complete and accurate in all material respects. Financial books and records and accounts of Hydrogenics and its Material Subsidiaries in all material respects: (i) have been maintained in accordance with good business practices on a basis consistent with prior years; (ii) are stated in reasonable detail and, in the case of its Material Subsidiaries, during the period of time when owned by Hydrogenics, accurately and fairly reflect the transactions and dispositions of assets of Hydrogenics and its Material Subsidiaries; and (iii) in the case of the Material Subsidiaries, during the period of time when owned by Hydrogenics, accurately and fairly reflect the basis for Hydrogenics’ consolidated financial statements.

3.20	Non-Arm’s Length Transactions

Except as set forth in Schedule 3.20 to the Hydrogenics Disclosure Statement, there are no current contracts, commitments, agreements, arrangements or other transactions between Hydrogenics or any of its Subsidiaries on the one hand, and any (i) officer or director of Hydrogenics or any of its Subsidiaries, (ii) any holder of record or, to Hydrogenics’ knowledge, beneficial owner of five percent or more of the voting securities of Hydrogenics, or (iii) any affiliate or associate of any officer, director or beneficial owner, on the other hand.

3.21	Pension and Employee Benefits

(a)	Schedule 3.21(a) to the Hydrogenics Disclosure Statement includes a complete list of all Hydrogenics Benefit Plans.

(b)	Hydrogenics has complied in all material respects with all the terms of, and all applicable Laws in respect of, the pension and other employee compensation and benefit obligations of Hydrogenics and its Material Subsidiaries, including the terms of any funding and investment contracts or obligations applicable thereto, arising under or relating to any and all Hydrogenics Benefit Plans.

(c)	No step has been taken, no event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any Hydrogenics Benefit Plan being ordered or required to be terminated or wound up in whole or in part or having its registration under applicable legislation refused or revoked, or being placed under the administration of any trustee or receiver or regulatory authority or being required to pay any material Taxes, fees, penalties or levies under applicable Laws. There are no actions, suits, claims (other than routine claims for payment of benefits in the ordinary course), trials, demands, investigations, arbitrations or other proceedings which are pending or, to the knowledge of Hydrogenics, threatened in respect of any of the Hydrogenics Benefit Plans or their assets which would have a Hydrogenics Material Adverse Effect.

(d)	Hydrogenics and its Subsidiaries have no liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, and there has been no communication to employees by Hydrogenics or any of its Subsidiaries which could reasonably be interpreted to promise or guarantee such employees retiree health or life insurance or other retiree death benefits on a permanent basis, except in each case as would not have a Hydrogenics Material Adverse Effect.

3.22	Relationships with Customers, Suppliers, Distributors and Sales Representatives

Hydrogenics has not received any written (or to the knowledge of Hydrogenics other) notice that any customer, supplier, distributor or sales representative intends to cancel, terminate or otherwise modify or not renew its relationship with Hydrogenics or any Subsidiary, and, to the knowledge of Hydrogenics, no such action has been threatened, which, in either case, individually or in the aggregate, would reasonably be expected to have a Hydrogenics Material Adverse Effect.

3.23	Product Recalls

Hydrogenics is not aware of any pattern or series of claims against Hydrogenics or any of its Material Subsidiaries which reasonably could be expected to result in a generalized product recall relating to products sold by Hydrogenics or any of its Material Subsidiaries, including the Hydrogenics Products, regardless of whether such product recall is formal, informal, voluntary or involuntary.

3.24	Insurance

(a)	True and correct copies of all policies of insurance in force as of the date hereof naming Hydrogenics or any of its Material Subsidiaries as an insured have been provided to the Company. All premiums payable prior to the date hereof under such policies of insurance have been paid and neither Hydrogenics nor any of its Material Subsidiaries has failed to make a claim thereunder on a timely basis.

(b)	Each of such policies and other forms of insurance is in full force and effect on the date hereof and shall (or comparable replacement or substitutions therefor shall) be kept in full force and effect by Hydrogenics through the Effective Date. No written (or to the knowledge of Hydrogenics other) notice of cancellation or termination has been received by Hydrogenics or any Material Subsidiary with respect to any such policy.

3.25	Environmental

(a)	Except for any matters that, individually or in the aggregate, would not have a Hydrogenics Material Adverse Effect, neither Hydrogenics nor any of its Material Subsidiaries is subject to:

(i)	any Environmental Law which requires or may require that Hydrogenics or any Material Subsidiary undertake or become liable for any material work, repairs, construction, change in business practices and operations, or expenditures; or

(ii)	any written demand or written notice with respect to a breach of or liability under any Environmental Laws applicable to Hydrogenics or any of its Material Subsidiaries, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of any pollutants, contaminant, waste of any nature, hazardous material, toxic substance, dangerous substance or dangerous good as defined in any applicable Environmental Laws.

(b)	To the knowledge of Hydrogenics, there is not now on or in any property presently owned, leased or operated by Hydrogenics or any of its Subsidiaries, any polychlorinated biphenyls (PCB) used in Hydrogenics’ operations in pigments, hydraulic oils, electrical transformers or other equipment except as would not have, individually or in the aggregate, a Hydrogenics Material Adverse Effect.

(c)	To the knowledge of Hydrogenics, any asbestos-containing material or presumed asbestos-containing material which is on or part of any property presently owned, leased or operated by Hydrogenics or any of its Subsidiaries, as currently configured and operated, is in good repair according to the current standards and practices governing such material, and its presence or condition does not violate any currently applicable Law, other than such violations that would not reasonably be expected to have, individually or in the aggregate, a Hydrogenics Material Adverse Effect.

3.26	Restrictions on Business Activities

Except as set forth in Schedule 3.26 of the Hydrogenics Disclosure Schedule, there is no agreement, judgement, injunction, order or decree binding upon Hydrogenics or any Material Subsidiary that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of Hydrogenics or any Material Subsidiary, any acquisition of property by Hydrogenics or any Material Subsidiary or the conduct of business by Hydrogenics or any Material Subsidiary as currently conducted (including following the transaction contemplated by this Agreement) other than such agreements, judgements, injunctions, orders or decrees which would not, individually or in the aggregate, reasonably be expected to have a Hydrogenics Material Adverse Effect.

3.27	Material Contracts

Neither Hydrogenics nor any of its Material Subsidiaries is in breach or default under any Material Contract to which it is a party or bound, nor does Hydrogenics have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, except in each case where any such breaches or defaults would not, individually or in the aggregate, reasonably be expected to result in a Hydrogenics Material Adverse Effect. Neither Hydrogenics nor any Material Subsidiary of Hydrogenics knows of, or has received written notice of, any breach or default under (nor, to the knowledge of Hydrogenics, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any such Material Contract by any other party thereto except where any such violation or default would not, individually or in the aggregate, reasonably be expected to result in a Hydrogenics Material Adverse Effect. Prior to the date hereof, Hydrogenics has made available to the Company true and complete copies of all Material Contracts to which it or any of its Material Subsidiaries are a party or bound. There is no Subsidiary of Hydrogenics, other than a Material Subsidiary, which is a party to or bound by a Material Contract.

3.28	Brokers

None of Hydrogenics, any of its Subsidiaries, or any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement.

3.29	Survival of Representations and Warranties

Subject to Section 6.4, the representations and warranties of Hydrogenics contained in this Agreement shall not survive the completion of the Offer and shall expire and be terminated on the earlier of the Effective Date and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Hydrogenics as set forth below, and acknowledges that Hydrogenics is relying upon these representations and warranties in connection with the entering into of this Agreement and the making of the Offer.

4.1	Organization and Qualification

The Company is duly incorporated and validly existing under the CBCA and has full corporate power and authority to own its assets and conduct its business as now owned and conducted. The Company is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not, individually or in the aggregate, have a Company Material Adverse Effect. True and complete copies of the articles and by-laws of the Company have been delivered to Hydrogenics, and the Company has not taken any action to amend or supersede such documents.

4.2	Authority Relative to this Agreement

The Company has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement (other than any Subsequent Acquisition Transaction) have been duly authorized by the Board of Directors and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable by Hydrogenics against the Company in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

4.3	No Conflict; Required Filings and Consent

The execution and delivery by the Company of this Agreement and the performance by it of its obligations hereunder and the completion of the Offer will not: (a) violate, conflict with or result in a breach of any provision of: (i) the constating documents of the Company or those of any of its Material Subsidiaries; (ii) any agreement, contract, indenture, deed of trust, mortgage, bond, instrument, licence or permit to which the Company or any of its Material Subsidiaries is a party or by which the Company or any of its Material Subsidiaries is bound; or (iii) any Law to which the Company or any of its Material Subsidiaries is subject or by which the Company or any of its Material Subsidiaries is bound; (b) give rise to any right of termination, or the acceleration of any indebtedness, under any such agreement, contract, indenture, deed of trust, mortgage, bond, instrument, licence or permit; or (c) give rise to any rights of first refusal, trigger any change in control or influence provisions or any restriction or limitation under any such agreement, contract, indenture, deed of trust, mortgage, bond, instrument, licence or permit, or result in the imposition of any encumbrance, charge or lien upon any of the Company’s assets or the assets of any of its Material Subsidiaries, except as disclosed in Schedule 4.3 to the Company Disclosure Statement or as would not, individually or in the aggregate, have a Company Material Adverse Effect. Other than in connection with or in compliance with applicable Laws and policies, no authorization, consent or approval of, or filing with, any Governmental Entity or any court or other authority is necessary for the consummation by the Company of its obligations under this Agreement or for the completion of the Offer not to cause or result in any loss of any rights or assets or any interest therein held by the Company or any of its Material Subsidiaries, except for such rights or assets or interest therein the loss of which would not, individually or in the aggregate, have a Company Material Adverse Effect.

4.4 Subsidiaries

The Company does not have Subsidiaries or any interests in any Person, other than those listed on Schedule 4.4 to the Company Disclosure Statement. Each Material Subsidiary of the Company is duly organized and is validly existing under the laws of its jurisdiction of incorporation or organization, has full corporate power and authority to own its assets and conduct its business as now owned and conducted by it and is duly qualified to carry on business in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not have a Company Material Adverse Effect. Except as set out on Schedule 4.4 to the Company Disclosure Statement, the Company beneficially owns, directly or indirectly, all of the issued and outstanding securities of each of its Subsidiaries. Except as set out in Schedule 4.4 to the Company Disclosure Statement, all of the outstanding shares in the capital of each of the Subsidiaries that is a corporation are: (i) validly issued, fully-paid and non-assessable and all such shares are owned free and clear of all pledges, security interests, liens, claims or encumbrances of any kind or nature whatsoever and (ii) are free of any other restrictions including any restriction on the right to vote, sell or otherwise dispose of the shares. In aggregate, the assets and revenues of the Subsidiaries of the Company other than the Company’s Material Subsidiaries represent less than 5% of the consolidated assets and consolidated revenues of the Company.

4.5	Compliance with Laws

The Company and each of its Material Subsidiaries has complied and is in compliance with all applicable Laws, and each of the Company and its Material Subsidiaries has all licences, permits, orders or approvals of, and has made all required registrations with, any Governmental Entity that is required, in connection with the ownership of their respective assets or the conduct of their respective operations as presently carried on and each of them has fully complied with and is in compliance with all such licences, permits, orders, approvals and registrations, except, in each case, for failures which, individually or in the aggregate, would not have a Company Material Adverse Effect. None of the Company or any of its Material Subsidiaries has received any notice, whether written or oral, of revocation or non-renewal of any such licences, permits, orders, approvals or registrations, or of any intention of any Governmental Entity to revoke or refuse to renew any of such licences, permits, orders, approvals or registrations except in each case, for revocations or non-renewals which, individually or in the aggregate, would not have a Company Material Adverse Effect and, to the knowledge of the Company, except as disclosed in Schedule 4.5 to the Company Disclosure Statement, all such licences, permits, orders, approvals and registrations shall continue to be effective in order for the Company and its Material Subsidiaries to continue to conduct their respective businesses as they are currently being conducted. None of the Company or any of its Material Subsidiaries is in conflict with, or in default (including cross defaults) under or in violation of: (i) its articles or by-laws or equivalent organizational documents, or (ii) any agreement or understanding to which it or by which any of its properties or assets is bound or affected, except for failures which, individually or in the aggregate, would not have a Company Material Adverse Effect. No Person other than the Company or a Material Subsidiary thereof owns or has any proprietary, financial or other interest (direct or indirect) in any of the licences, permits, orders, approvals or registrations referred to above.

4.6	Capitalization and Listing

(a)	The authorized share capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preference shares. As at the date of this Agreement: (i) there are no preference shares issued and outstanding; (ii) there are 36,268,699 Common Shares validly issued and outstanding as fully paid and non-assessable shares in the capital of the Company; (iii) there are outstanding Options to purchase Common Shares issued under the Share Option Plan providing for the issuance of 2,504,000 Common Shares upon the exercise thereof; and (iv) there are outstanding Slangerup Inducement Options to purchase Common Shares issued under the Inducement Option providing for the issuance of 741,000 Common Shares upon the exercise thereof.. The terms of the Options granted pursuant to the Share Option Plan (including exercise price) and of the Slangerup Inducement Options granted pursuant to the Inducement Option (including exercise price) are disclosed in Schedule 4.6 to the Company Disclosure Statement. Except for the Options and Slangerup Inducement Options referred to in the immediately preceding sentence, there are no options, warrants, conversion privileges, calls or other rights, shareholder rights plans, agreements, arrangements, commitments, or obligations of the Company or any of its Subsidiaries to issue or sell any shares of the Company or of any of its Subsidiaries or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire any shares of the Company or any of its Subsidiaries, nor are there outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments of the Company or any of its Subsidiaries based upon the book value, income or any other attribute of the Company or any of its Subsidiaries. No Shareholder is entitled to any pre-emptive or other similar right granted by the Company or any of its Subsidiaries. The Common Shares are not listed or quoted on any market other than the TSX. The Company does not have any securities registered pursuant to the Exchange Act nor is the Company required to file reports pursuant to Sections 12 and 15(d) of the Exchange Act.

(b)	Schedule 4.6 to the Company Disclosure Statement sets forth, as of the date hereof, the holders of all outstanding Options and Slangerup Inducement Options and the number, exercise prices and expiration dates of each grant to such holders. All Common Shares that may be issued pursuant to the exercise of outstanding Options and Slangerup Inducement Options will, when issued in accordance with the terms of the Options or Slangerup Inducement Options, as the case may be, be duly authorized, validly issued, fully paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights.

(c)	There are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Common Shares or any shares in the share capital of any of its Subsidiaries. No Subsidiary of the Company owns any Common Shares.

4.7	Shareholder and Similar Agreements

Other than the Options, the Company is not party to any shareholder, pooling, voting trust or other agreement relating to the issued and outstanding shares of the Company or any of its Material Subsidiaries which are not directly or indirectly wholly owned by the Company.

4.8	U.S. Securities Law Matters

The Company is a Foreign Private Issuer and is not an investment company registered or required to be registered under the U.S. Investment Company Act of 1940. The Common Shares are not registered, or required to be registered, pursuant to Section 12 of the Exchange Act. Less than twenty-five percent of the Common Shares are held by “U.S. holders” as determined pursuant to Rule 14d-1(b) under the Exchange Act. The Company has not made an offering of securities registered under the 1933 Act.

4.9	Reports

The Company has filed with all applicable securities regulatory authorities, the TSX and all applicable self-regulatory organizations true and complete copies of the Company Public Documents that the Company is required to file therewith. The Company Public Documents at the time filed: (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (ii) complied in all material respects with the requirements of applicable Securities Laws. The Company has not filed any confidential material change report with the Ontario Securities Commission or any other securities authority or regulator or any stock exchange or other self-regulatory authority which at the date hereof remains confidential.

4.10	Financial Statements

(a)	The audited consolidated financial statements for the Company as at and for each of the fiscal years ended on March 31, 2004, March 31, 2003, and March 31, 2002 including the notes thereto and the report by the Company’s auditors thereon, have been, and all financial statements of the Company which are publicly disseminated by the Company in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with Canadian GAAP applied on a basis consistent with prior periods and present fairly, in all material respects, the consolidated financial position and results of operations of the Company and its Subsidiaries, taken as a whole, as of the respective dates thereof and for the respective periods covered thereby. Except as disclosed in Schedule 4.10(a) to the Company Disclosure Statement, there are no outstanding loans made by the Company or any of its Subsidiaries to any executive officer or director of the Company.

(b)	The management of the Company has: (i) implemented disclosure controls and procedures to ensure that material information relating to the Company, including its Subsidiaries, is made known to the management of the Company by others within those entities, which disclosure controls and procedures are, given the size of the Company and the nature of its business, effective at the reasonable assurance level in timely alerting the Company’s principal executive officer and its principal financial officer to material information required to be included in the Company Public Documents, and (ii) has disclosed, based on its most recent evaluation, to the Company’s outside auditors and the audit committee of the Board of Directors (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. A summary of any of those disclosures made by management to the Company’s auditors and audit committee is set forth in Schedule 4.10(b) to the Company Disclosure Statement.

(c)	Since January 1, 2000: (i) neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company, any of its Subsidiaries or any of their respective officers, director, employees or agents to the Board of Directors or any committee thereof or to any director or officer of the Company.

4.11	Undisclosed Liabilities

Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for: (i) liabilities and obligations that are specifically disclosed on the audited balance sheet of the Company as of March 31, 2004 (the “Company Balance Sheet”) or in the notes thereto, and (ii) liabilities and obligations incurred in the ordinary course of business consistent with past practice since March 31, 2004, that are not and would not, individually or in the aggregate with all other liabilities and obligations of the Company and its Subsidiaries (other than those disclosed on the Company Balance Sheet), reasonably be expected to have a Company Material Adverse Effect. Without limiting the foregoing, the Company Balance Sheet reflects reasonable reserves in accordance with Canadian GAAP for contingent liabilities relating to pending litigation and other contingent obligations of the Company and its Subsidiaries.

4.12	Interest in Properties

Except as disclosed in Schedule 4.12 to the Company Disclosure Statement, the Company and its Material Subsidiaries have title to all of their material properties and assets (including, without limitation, the Company Intellectual Property (as defined below), but excluding the Company Intellectual Property licensed to the Company and its Subsidiaries), free and clear of any material claims or encumbrances, and the Company’s and its Material Subsidiaries’ properties and assets are sufficient for the conduct of the Company’s business as now carried on or as contemplated by the Company to be carried on.

4.13	Employment Matters

(a)	Except as disclosed in Schedule 4.13 to the Company Disclosure Statement, neither the Company nor any of its Subsidiaries has entered into any written or oral agreement or understanding providing for severance or termination payments to any director, officer or employee in connection with the termination of their position or their employment as a direct result of a change in control of the Company.

(b)	Neither the Company nor any of its Material Subsidiaries (i) is a party to any collective -bargaining agreement, or (ii) is subject to any application for certification or, to the knowledge of the Company, threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement. To the knowledge of the Company, no fact or event exists that is likely to give rise to a violation of this Subsection on or before the Effective Date.

(c)	Neither the Company nor any of its Material Subsidiaries is subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of the Company, threatened, or any litigation actual, or to the knowledge of the Company, threatened, relating to employment or termination of employment of employees or independent contractors. To the knowledge of the Company, no labour strike, lock-out, slowdown or work stoppage is pending or threatened against or directly affecting the Company.

(d)	The Company and its Material Subsidiaries have operated in accordance with all applicable Laws with respect to employment and labour, including, but not limited to, employment and labour standards, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights, labour relations and privacy and there are no current, pending, or to the knowledge of the Company, threatened proceedings before any board or tribunal with respect to any of the areas listed herein, except where the failure to so operate would not have a Company Material Adverse Effect.

(e)	The loan which is outstanding in favour of Mr. Slangerup in the amount of $1,151,188 was made to him on September 28, 2001 and the amount and terms of such loan have not been modified or renewed in any way since that date.

4.14	Intellectual Property Rights

(a)	To the knowledge of the Company, Schedule 4.14(a) to the Company Disclosure Statement contains a list of all applications and registrations for Intellectual Property that is material to the business of the Company (the “Company Intellectual Property”), all of which is owned by or licensed to the Company or its Material Subsidiaries as indicated on such Schedule. To the extent that rights to the Company Intellectual Property are not currently reflected in a contract or other documentation maintained by the Company, the Company has provided Hydrogenics with a complete and accurate written description of the source of the rights of the Company or its Subsidiaries in such Company Intellectual Property and any payment obligations of the Company or its Subsidiaries with respect to such Company Intellectual Property.

(b)	Schedule 4.14(b) to the Company Disclosure Statement contains a list of all of the Material Contracts by which the Company has granted licences in respect of the Company Intellectual Property. Except as otherwise disclosed in Schedule 4.14(b), the Company has not licensed, conveyed or assigned any Company Intellectual Property.

(c)	The Company Intellectual Property has not been used or enforced, or failed to be used or enforced, in a manner that would result in the abandonment, cancellation or unenforceability of the Company Intellectual Property except as would not have a Company Material Adverse Effect. The Company has not taken any action it is prohibited from taking, or failed to take any action it is required to take, that would result in or provide any basis for a material default by, or a material reduction or dilution of the rights of, the Company pursuant to any of the agreements or licences entered into by the Company in respect of any of the

Company Intellectual Property and all such agreements and licences are in full force and effect and the proposed transaction will not require the consent or payment to any other parties to such agreements or licences except as would not have a Company Material Adverse Effect.

(d)	The Company does not have knowledge of any violations or infringements of the Company Intellectual Property or challenges to the enforceability of the Company Intellectual Property except as would not have a Company Material Adverse Effect.

(e)	The Company Intellectual Property constitutes all the Intellectual Property necessary or appropriate to conduct the businesses of the Company and its Subsidiaries as presently conducted in all material respects, and upon consummation of the transactions contemplated by this Agreement, Hydrogenics and its Subsidiaries shall: (i) have good, valid and unencumbered title to all owned Company Intellectual Property and (ii) have the valid right to use all licensed Company Intellectual Property to the same extent such licensed Company Intellectual Property and owned Company Intellectual Property are currently used in the businesses of the Company and its Subsidiaries.

(f)	Except as disclosed in Schedule 4.14(f), no material claim has been asserted or, to the knowledge of the Company, is threatened by any Person nor does the Company have knowledge of any valid ground for any bona fide claims (i) to the effect that the manufacture, sale, offer for sale, importation or use of any Company Intellectual Property as used (currently or in the past) or offered or proposed for manufacture, use, offer for sale, importation or sale by the Company infringes, misappropriates, violates, dilutes or constitutes the unauthorized use of any copyright, trade secret, patent, trade-mark, tradename or other intellectual property right of any Person, except where such assertion or threat would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, against the Company relating to the use of any Company Intellectual Property, or (ii) challenging the ownership, scope, validity or enforceability of any Company Intellectual Property.

(g)	(i) The Company and each of its Subsidiaries has the right to use all trade secrets, customer lists, hardware designs, programming processes, databases, software and other information required for its products, services or its business as presently conducted or contemplated; (ii) the Company and each of its Subsidiaries has taken all reasonable measures to protect and preserve the security and confidentiality of its trade secrets and other confidential information; (iii) all employees and consultants of the Company or its Subsidiaries involved in the design, review, evaluation, development, implementation or support of services or products of the Company or any of its Subsidiaries or the creation or development of any Intellectual Property have executed nondisclosure and assignment of inventions agreements to protect the confidentiality of the Company’s or its Subsidiaries’ trade secrets and other confidential information and to vest in the Company or its Subsidiaries exclusive ownership of such Intellectual Property; (iv) all trade secrets and other confidential information of the Company or its Subsidiaries are not part of the public domain or knowledge, nor have they been misappropriated by any Person having an obligation to maintain such trade secrets or other confidential information in confidence for the Company or its Subsidiaries; and (v) no employee or consultant of the Company or any of its Subsidiaries has used any trade secrets or other confidential information of any other Person in the course of their work for the Company or any such Subsidiary; and (vi) no university, government agency (whether federal, state, provincial or municipal) or other organization sponsored research and development conducted by the Company or any of its Subsidiaries or has any claim of right to or ownership of or other encumbrance upon any of the Company Intellectual Property.

(h)	The Company has provided to Hydrogenics accurate and complete copies of all contracts and other documentation maintained by the Company that relate to the Company Intellectual Property in respect of which the Company or any of its Subsidiaries are entitled to receive royalties or other payments including, without limitation, (i) contracts relating to the licensing, sublicensing or assignment of such Company Intellectual Property; and (ii) contracts and other documentation relating to the assignment of royalties or other payments arising out of the contracts referred to in (i).

4.15	Non-Compliance

Except as disclosed in Schedule 4.15 to the Company Disclosure Statement, there are no complaints, investigations, proceedings or actions, to the knowledge of the Company, pending or threatened by regulatory authorities of competent jurisdiction which involve allegations of non-compliance with applicable Laws or the Company Product Authorizations or the rules, policies or guidelines of such Governmental Entities or other regulatory authorities relating to the Company Products or the development, manufacture, sale or distribution of the Company Products (and the Company has no knowledge of any facts that would lead to such complaints, investigations, proceedings or actions) other than those which would not, individually or in the aggregate, have a Company Material Adverse Effect. The Company and its Material Subsidiaries have filed all required submissions, notices and reports required by such laws or regulatory rules, policies or guidelines for which the failure to file would have a Company Material Adverse Effect.

4.16	Absence of Certain Changes or Events

Except as disclosed or reflected in the Company’s Public Documents publicly available on SEDAR or in Schedule 4.16 to the Company Disclosure Statement, since March 31, 2004: (a) the Company and its Material Subsidiaries have conducted their respective businesses only in the ordinary course of business and consistent with past practice; (b) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had or is reasonably likely to have a Company Material Adverse Effect has been incurred; (c) there has not been any event, circumstance or occurrence which has had or is reasonably likely to give rise to a Company Material Adverse Effect; (d) there has not been any change in the accounting practices used by the Company and its Subsidiaries; (e) except for ordinary course adjustments to non-executive employees, there has not been any increase in the salary, bonus, or other remuneration payable to any non-executive employees of any of the Company or its Subsidiaries; (f) there has not been any redemption, repurchase or other acquisition of Common Shares by the Company, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the Common Shares; (g) there has not been a material change in the level of accounts receivable or payable, inventories or employees; (h) there has not been any entering into, or an amendment of, any Material Contract other than in the ordinary course of business consistent with past practice; (i) there has not been any satisfaction or settlement or any claims or liabilities that were not reflected in the Company’s financial statements, other than the settlement of liabilities incurred in the ordinary course of business with affiliates consistent with past practice; and (j) there has not been any increase in the salary, bonus, or other remuneration payable to any officers or senior or executive officers of the Company or its Subsidiaries.

4.17	Litigation

Except as disclosed in Schedule 4.17 to the Company Disclosure Statement, there is no claim, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against or relating to the Company or any of its Subsidiaries, the business of the Company or any of its Subsidiaries or affecting any of their properties, assets or Company Products, including claims of adverse ownership, invalidity or opposition to or conflict with the Company Intellectual Property or that the use of the Company Intellectual Property in the business of the Company or its Subsidiaries or in any Company Product violates or infringes the Intellectual Property rights or other proprietary rights of any third party, before or by any court or governmental or regulatory authority or body which, if adversely determined, would have, or reasonably could be expected to have, a Company Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement, nor to the Company’s knowledge are there any events or circumstances which could reasonably be expected to give rise to any such claim, action, proceeding or investigation (provided that the representation in this Section 4.17 shall not apply to claims, actions, proceedings, or investigations which may arise after the date of this Agreement which do not have a reasonable prospect of succeeding or, if successful, would not give rise to, nor reasonably be expected to give rise to, a Company Material Adverse Effect). Neither the Company nor any of its Subsidiaries is subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have a Company Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement.

4.18	Taxes

The Company and each of its Subsidiaries has duly and in a timely manner filed all Tax Returns required to be filed by it, those Tax Returns were complete and correct in all respects and the Company and each of its Subsidiaries has paid, collected, withheld or remitted all Taxes which are due and payable by it on or before the date hereof and the Company has provided adequate accruals in accordance with Canadian GAAP in the most recently published financial statements of the Company for any Taxes for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business. Except as disclosed or reflected in the Company’s Public Documents, there are no actions, suits, proceedings, investigations or claims threatened against the Company or any of its Subsidiaries in respect of Taxes, or any matters under discussion with any Governmental Entity relating to Taxes asserted by any such authority which are reasonably likely to have a Company

Material Adverse Effect, individually or in the aggregate. No waivers of statutes of limitations have been given or requested with respect to the Company or any Subsidiary.

4.19	Books and Records

The corporate records and minute books of the Company and its Material Subsidiaries have been maintained in accordance with all applicable Laws, and the minute books of the Company are complete and accurate in all material respects. Financial books and records and accounts of the Company and its Material Subsidiaries in all material respects: (i) have been maintained in accordance with good business practices on a basis consistent with prior years; (ii) are stated in reasonable detail and, in the case of its Material Subsidiaries, during the period of time when owned by the Company, accurately and fairly reflect the transactions and dispositions of assets of the Company and its Material Subsidiaries; and (iii) in the case of the Material Subsidiaries, during the period of time when owned by the Company, accurately and fairly reflect the basis for the Company’s consolidated financial statements.

4.20	Insurance

(a)	True and correct copies of all policies of insurance in force as of the date hereof naming the Company or any of its Material Subsidiaries as an insured have been provided to Hydrogenics. All premiums payable prior to the date hereof under such policies of insurance have been paid and neither the Company nor any of its Material Subsidiaries has failed to make a claim thereunder on a timely basis.

(b)	Each of such policies and other forms of insurance is in full force and effect on the date hereof and shall (or comparable replacement or substitutions therefor shall) be kept in full force and effect by the Company through the Effective Date. No written (or to the knowledge of the Company other) notice of cancellation or termination has been received by the Company or any Material Subsidiary with respect to any such policy.

4.21	Non-Arm’s Length Transactions

Except as set forth in Schedule 4.21 to the Company Disclosure Statement, there are no current contracts, commitments, agreements, arrangements or other transactions between the Company or any of its Subsidiaries on the one hand, and any (i) officer or director of the Company or any of its Subsidiaries, (ii) any holder of record or, to the Company’s knowledge, beneficial owner of five percent or more of the voting securities of the Company, or (iii) any affiliate or associate of any officer, director or beneficial owner, on the other hand.

4.22	Pension and Employee Benefits

(a)	Schedule 4.22(a) to the Company Disclosure Statement includes a complete list of all Company Benefit Plans.

(b)	The Company has complied in all material respects with all the terms of, and all applicable Laws in respect of, the pension and other employee compensation and benefit obligations of the Company and its Material Subsidiaries, including the terms of any funding and investment contracts or obligations applicable thereto, arising under or relating to any and all Company Benefit Plans.

(c)	No step has been taken, no event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any Company Benefit Plan being ordered or required to be terminated or wound up in whole or in part or having its registration under applicable legislation refused or revoked, or being placed under the administration of any trustee or receiver or regulatory authority or being required to pay any material Taxes, fees, penalties or levies under applicable Laws. There are no actions, suits, claims (other than routine claims for payment of benefits in the ordinary course), trials, demands, investigations, arbitrations or other proceedings which are pending or, to the knowledge of the Company, threatened in respect of any of the Company Benefit Plans or their assets which would have a Company Material Adverse Effect.

(d)	The Company and its Subsidiaries have no liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, and there has been no communication to employees by the Company or any of its Subsidiaries which could reasonably be interpreted to promise or guarantee such employees retiree health or life insurance or other retiree death benefits on a permanent basis, except in each case as would not have a Company Material Adverse Effect.

4.23	Environmental

(a)	Except for any matters that, individually or in the aggregate, would not have a Company Material Adverse Effect, neither the Company nor any of its Material Subsidiaries is subject to:

(i)	any Environmental Law which requires or may require that the Company or any Material Subsidiary undertake or become liable for any material work, repairs, construction, change in business practices and operations, or expenditures; or

(ii)	any written demand or written notice with respect to a breach of or liability under any Environmental Laws applicable to the Company or any of its Material Subsidiaries, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of any pollutants, contaminant, waste of any nature, hazardous material, toxic substance, dangerous substance or dangerous good as defined in any applicable Environmental Laws.

(b)	To the knowledge of the Company, there is not now on or in any property presently owned, leased or operated by the Company or any of its Subsidiaries, any polychlorinated biphenyls (PCB) used in the Company’s operations in pigments, hydraulic oils, electrical transformers or other equipment except as would not have, individually or in the aggregate, a Company Material Adverse Effect.

(c)	To the knowledge of the Company, any asbestos-containing material or presumed asbestos-containing material which is on or part of any property presently owned, leased or operated by the Company or any of its Subsidiaries, as currently configured and operated, is in good repair according to the current standards and practices governing such material, and its presence or condition does not violate any currently applicable Law, other than such violations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.24	Restrictions on Business Activities

Except as set forth in Schedule 4.24 of the Company Disclosure Schedule, there is no agreement, judgement, injunction, order or decree binding upon the Company or any Material Subsidiary that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of the Company or any Material Subsidiary, any acquisition of property by the Company or any Material Subsidiary or the conduct of business by the Company or any Material Subsidiary as currently conducted (including following the transaction contemplated by this Agreement) other than such agreements, judgements, injunctions, orders or decrees which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

4.25	Material Contracts

Neither the Company nor any of its Material Subsidiaries is in breach or default under any Material Contract to which it is a party or bound, nor does the Company have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, except in each case where any such breaches or defaults would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. Neither the Company nor any Material Subsidiary of the Company knows of, or has received written notice of, any breach or default under (nor, to the knowledge of the Company, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any such Material Contract by any other party thereto except where any such violation or default would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. Prior to the date hereof, the Company has made available to Hydrogenics true and complete copies of all Material Contracts to which it or any of its Material Subsidiaries are a party or bound. No Subsidiary of the Company other than a Material Subsidiary is a party to or bound by a Material Contract.

4.26	Relationships with Customers, Suppliers, Distributors and Sales Representatives

The Company has not received any written (or to the knowledge of the Company other) notice that any customer, supplier, distributor or sales representative intends to cancel, terminate or otherwise modify or not renew its relationship with the Company or any Subsidiary, and, to the knowledge of the Company, no such action has been threatened, which, in either case, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

4.27	Product Recalls

The Company is not aware of any pattern or series of claims against the Company or any of its Material Subsidiaries which reasonably could be expected to result in a generalized product recall relating to products sold by the Company or any of its Material Subsidiaries, including the Company Products, regardless of whether such product recall is formal, informal, voluntary or involuntary.

4.28	Brokers

None of the Company, any of its Subsidiaries, or any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement.

4.29	Rights Plan

The Company has no shareholder rights plan or similar plan contemplated to be put in place by the Company.

4.30	Survival of Representations and Warranties

Subject to Section 6.4, the representations and warranties of the Company contained in this Agreement shall not survive the completion of the Offer and shall expire and be terminated on the earlier of the Effective Date and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 5

COVENANTS

5.1	Conduct of Business by the Company

The Company covenants and agrees that, prior to the earliest of: (i) the Effective Date and (ii) the Transition Date, unless Hydrogenics shall otherwise agree in writing or as otherwise expressly contemplated or permitted by this Agreement:

(a)	the Company shall, and shall cause each of its Material Subsidiaries to, conduct its and their respective businesses only in, not take any action except in, and maintain their respective facilities, in the ordinary course of business consistent with past practice;

(b)	without limiting the generality of Subsection (a) above, and except as otherwise expressly required by this Agreement, and with respect to those matters disclosed in writing to Hydrogenics and with respect to the completion of which Hydrogenics has consented to (which consent shall not be unreasonably withheld), for transactions involving the Company and one or more wholly-owned Subsidiaries or between wholly-owned Subsidiaries and except for transactions involving amounts which, individually or in the aggregate, do not exceed $100,000, except with the consent of Hydrogenics, the Company shall not directly or indirectly do, and shall cause each of its Material Subsidiaries not to:

(i)	issue, sell, award, pledge, dispose of, encumber or agree to issue, sell, award, pledge, dispose of or encumber any Common Shares, or any Options or Slangerup Inducement Options, calls, conversion privileges or rights of any kind to acquire any Common Shares or other securities or any shares of its Subsidiaries (other than pursuant to the exercise of Options issued under the Share Option Plan or Slangerup Inducement Options);

(ii)	sell, pledge, lease, dispose of, encumber or agree to sell, pledge, dispose of or encumber any assets of the Company or any of its Subsidiaries or any interest in any asset of the Company or any of its Subsidiaries that has a value greater than $100,000, except in the ordinary course of business consistent with past practice;

(iii)	amend or propose to amend the articles, by-laws or other constating documents of the Company or any of its Material Subsidiaries;

(iv)	split, combine or reclassify any outstanding Common Shares;

(v)	redeem, purchase or offer to purchase any Common Shares or other securities of the Company or any shares or other securities of its Material Subsidiaries;

(vi)	declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any Common Shares except for dividends by any wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company;

(vii)	reorganize, amalgamate or merge the Company or any of its Subsidiaries with any other Person;

(viii)	reduce the stated capital of the shares of the Company or of any of its Material Subsidiaries;

(ix)	acquire or agree to acquire (by merger, amalgamation, acquisition of stock or assets or otherwise) any Person, or make any investment either by purchase of shares or securities, contributions of capital (other than to wholly-owned Subsidiaries), property transfer or purchase of any property or assets of any other Person, that has a value greater than $100,000;

(x)	enter into, directly or indirectly, an investment in or acquisition of, whether individually or with any other Person, any asset or an interest in any asset that has a value greater than $100,000, provided however that the Company may make such investments in short-term government grade instruments consistent with past practice;

(xi)	incur or commit to incur any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities, except for the borrowing of working capital in the ordinary course of business and consistent with past practice, or guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other Person or make any loans or advances, except in the ordinary course of business consistent with past practice;

(xii)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of the Company or any of its Material Subsidiaries;

(xiii)	pay, discharge, settle or satisfy any claims, liabilities or obligations other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in the Company’s financial statements or incurred in the ordinary course of business consistent with past practice;

(xiv)	authorize, recommend or propose any release or relinquishment of any contractual right, except in the ordinary course of business consistent with past practice;

(xv)	waive, release, grant or transfer any rights of value or modify or change in any material respect any existing licence, lease, contract or other document, other than in the ordinary course of business consistent with past practice;

(xvi)	increase the benefits payable or to become payable to its directors or officers (whether from the Company or any of its Subsidiaries), enter into or modify any employment, severance, or similar agreements or arrangements with, or grant any bonuses, salary increases, severance or termination pay to, any officer of the Company or member of the Board of Directors other than pursuant to agreements already entered into as disclosed in the Company Public Documents publicly available on SEDAR or in Schedule 4.13 to the Company Disclosure Statement; or

(xvii)	in the case of employees who are not officers of the Company or members of the Board of Directors, take any action other than in the ordinary course of business and consistent with past practice (none of which actions shall be unreasonable or unusual) with respect to the grant of any bonuses, salary increases, severance or termination pay or with respect to any increase of benefits payable in effect on the date hereof;

(c)	subject to Section 2.5, the Company shall not, and shall cause each of its Subsidiaries not to, establish, adopt, enter into, amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any bonus, profit sharing, thrift, incentive, compensation, stock option, restricted stock, pension, retirement, deferred compensation, savings, welfare, employment, termination, severance or other employee benefit plan, agreement, trust, fund, policy or arrangement for the benefit or welfare of any directors, officers, current or former employees of the Company or its Subsidiaries;

(d)	the Company shall use all reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(e)	the Company shall:

(i)	use all reasonable commercial efforts, and cause each of its Material Subsidiaries to use all reasonable commercial efforts, to preserve intact their respective business organizations and goodwill, to keep available the services of its and their officers and employees as a group and to maintain satisfactory relationships with suppliers, distributors, customers and others having business relationships with them;

(ii)	not take any action, or permit any of its Subsidiaries to take any action, which would render, or which reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect;

(iii)	provide Hydrogenics with prompt written notice of any change (or any condition, event or development involving a prospective change) in the business, operations, assets, condition (financial or otherwise), prospects, licences, permits, rights, privileges or liabilities, whether contractual or otherwise, of the Company or any of its Subsidiaries, taken as a whole, which, when considered either individually or in the aggregate, would have a Company Material Adverse Effect;

(iv)	not enter into or renew any agreement, contract, lease, licence or other binding obligation of the Company or its Material Subsidiaries: (i) containing (A) any limitation or restriction on the ability of the Company or its Material Subsidiaries or, following completion of the transactions contemplated hereby, the ability of Hydrogenics or its Material Subsidiaries, to engage in any type of activity or business, (B) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of the Company or its Material Subsidiaries or, following consummation of the transactions contemplated hereby, all or any portion of the business of Hydrogenics or its Material Subsidiaries, is or would be conducted, or (C) any limit or restriction on the ability of the Company or its Material Subsidiaries or, following completion of the transactions contemplated hereby, the ability of Hydrogenics or its Material Subsidiaries, to solicit customers or employees; (ii) that would reasonably be expected to materially delay or prevent the consummation of the transactions contemplated by this Agreement; or (iii) that involves or would reasonably be expected to involve payments in excess of $20,000 annually or $150,000 in the aggregate over the term of the contract and that is not terminable within 30 days of the Effective Date without payment by Hydrogenics or its Subsidiaries; and

(v)	except with the consent of Hydrogenics (such consent not to be unreasonably withheld) or except as may be set forth in (i) its capital budget approved as of the date hereof, or (ii) any resolutions approved by its board of directors prior to the date hereof, copies of which budget and resolutions have been made available to Hydrogenics, not incur any capital expenditures or enter into any agreement obligating the Company or its Subsidiaries to provide for future capital expenditures involving payments in excess of $20,000 individually or $150,000 in the aggregate;

(f)	the Company and each of its Subsidiaries shall:

(i)	duly and timely file all Tax Returns required to be filed by it on or after the date hereof and all such Tax Returns will be true, complete and correct in all respects;

(ii)	timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable;

(iii)	not make or rescind any material express or deemed election relating to Taxes;

(iv)	not make a request for a Tax ruling or enter into any agreement with any taxing authorities or consent to any extension or waiver of any limitation period with respect to Taxes;

(v)	not settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; and

(vi)	not change any of its methods of reporting income, deductions or accounting for income Tax purposes from those employed in the preparation of its income Tax Return for the tax year ended March 31, 2004, except as may required by applicable Laws; and

(g)	the Company shall not authorize or propose, or enter into or modify any contract, agreement, commitment or arrangement, to do any of the matters prohibited by the other paragraphs of this Section 5.1.

Notwithstanding the foregoing in this Section 5.1, with respect to any expenditures which have a monetary threshold expressed in this Section 5.1, the Company may exceed such expenditure threshold with the prior written consent of Hydrogenics, such consent not to be unreasonably withheld or delayed taking into account the Company’s past practices.

5.2	Covenants of Hydrogenics

Hydrogenics covenants and agrees that, except as contemplated in this Agreement, until the Transition Date or the day upon which this Agreement is terminated, whichever is earlier:

(a)	it shall comply with all necessary prospectus, registration and other requirements of the applicable securities laws of Canada and applicable Federal securities laws of the United States for the issue by Hydrogenics of Hydrogenics common shares pursuant to the Offer;

(b)	it shall use all reasonable commercial efforts to cause the listing on the NASDAQ and the TSX of the Hydrogenics common shares to be issued pursuant to the Offer prior to, or as at, the Effective Date;

(c)	it shall use all reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions of the Offer set forth in Schedule A to this Agreement, to the extent the same is within its control, and take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Offer in accordance with the terms thereof;

(d)	it shall make or cooperate as necessary in the making of all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated herein and take all reasonable action necessary to be in compliance with such Laws;

(e)	it shall use all reasonable commercial efforts, and cause each of its Material Subsidiaries, to use all reasonable commercial efforts, to preserve intact their respective business organizations and goodwill, to keep available the services of its and their officers and employees as a group and to maintain satisfactory relationships with suppliers, distributors, customers and others having business relationships with them;

(f)	it shall not take any action, or permit any of its Subsidiaries to take any action, which would render, or which reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect;

(g)	it shall not subdivide, re-divide or change the Hydrogenics common shares into a greater number of Hydrogenics common shares, or reduce, combine, consolidate or change the outstanding Hydrogenics common shares, or reclassify or otherwise change the rights, privileges and conditions of the Hydrogenics common shares, or effect an amalgamation, merger or reorganization or other transaction affecting the Hydrogenics common shares without taking all necessary action to ensure that the Offered Consideration is adjusted accordingly to reflect any such change;

(h)	it shall not declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any Hydrogenics common shares except for dividends by any wholly-owned Subsidiary of Hydrogenics to Hydrogenics or another wholly-owned Subsidiary of Hydrogenics;

(i)	it shall provide the Company with prompt written notice of any change (or any condition, event or development involving a prospective change) in the business,

operations, assets, condition (financial or otherwise), prospects, licences, permits, rights, privileges or liabilities, whether contractual or otherwise, of Hydrogenics or any of its Subsidiaries, taken as a whole, which, when considered either individually or in the aggregate, would have a Hydrogenics Material Adverse Effect.

5.3	Extension of the Offer

Hydrogenics covenants and agrees that if prior to the Expiry Date it becomes aware that any condition set out in Schedule A is unlikely to be satisfied or performed prior to the Expiry Date, it may, prior to such date, in accordance with applicable Laws, extend the period during which Common Shares may be deposited under the Offer.

ARTICLE 6

TERMINATION, AMENDMENT AND WAIVER

6.1	Termination

This Agreement may be terminated by notice in writing:

(a)	at any time prior to the Effective Date by mutual consent of Hydrogenics and the Company;

(b)	by Hydrogenics, if any condition to making the Offer is not satisfied or waived by the Offer Deadline (other than as a result of Hydrogenics’ default hereunder);

(c)	by Hydrogenics, if any condition of the Offer set forth in Schedule A is not satisfied or waived by the Expiry Date (other than as a result of Hydrogenics’ default hereunder);

(d)	by Hydrogenics at any time if:

(i)	the Company shall have breached any of its representations and warranties that are qualified by a reference to a Company Material Adverse Effect, or if any such representations or warranties shall have become untrue or incorrect after the date hereof; or

(ii)	the Company shall have breached in any material respect any of its representations and warranties, covenants or other agreements contained in this Agreement, or if any such representations or warranties shall in any material respect have become untrue or incorrect after the date hereof;

and such breach is not curable, or if such breach is curable, it is not cured by the earlier of (i) one business day prior to the Effective Date, or (ii) by the end of the third business day after notice thereof to the Company from Hydrogenics and, for greater certainty, such representations and warranties are to be given continuously until the Effective Date or termination of the Agreement;

(e)	by Hydrogenics at any time if the Company is in default of any covenant or obligation under this Agreement and such default is reasonably likely to prevent or materially delay consummation of the transactions contemplated by this Agreement;

(f)	by the Company at any time if:

(i)	Hydrogenics shall have breached any of its representations and warranties that are qualified by a reference to a Hydrogenics Material Adverse Effect, or if any such representations or warranties shall have become untrue or incorrect after the date hereof; or

(ii)	Hydrogenics shall have breached in any material respect any of its representations and warranties, covenants or other agreements contained in this Agreement, or if any such representations or warranties shall in any material respect have become untrue or incorrect after the date hereof;

and such breach is not curable, or if such breach is curable, it is not cured by the earlier of (i) one business day prior to the Effective Date, or (ii) by the end of the third business day after notice thereof to Hydrogenics from the Company and, for greater certainty, such representations and warranties are to be given continuously until the Effective Date or termination of the Agreement;

(g)	by the Company at any time if Hydrogenics is in default of any covenant or obligation under this Agreement and such default is reasonably likely to prevent or materially delay consummation of the transactions contemplated by this Agreement;

(h)	by the Company if Hydrogenics has not taken up and paid for at least 66 2/3% of the outstanding Common Shares (on a fully diluted basis) under the Offer within 75 days after the Offer is commenced, otherwise than as a result of the breach by the Company of any covenant or obligation under this Agreement or as a result of any representation or warranty of the Company in this Agreement being untrue or incorrect in any material respect; provided, however, that if Hydrogenics’ take-up and payment for Common Shares deposited under the Offer is delayed by (i) an injunction or order made by a court or regulatory authority of competent jurisdiction, or (ii) Hydrogenics not having obtained any regulatory waiver, consent or approval which is necessary to permit Hydrogenics to take up and pay for Common Shares deposited under the Offer (other than as a result of Hydrogenics’ default hereunder), then, provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought, as applicable, this Agreement shall not be terminated by the Company pursuant to this Subsection 6.1(h) until the earlier of (i) 120 days after the Offer is commenced and (ii) the fifth business day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable;

(i)	by Hydrogenics if: (i) the Board of Directors withdraws, modifies or changes its recommendation in favour of the Offer; (ii) the Board of Directors approves or recommends acceptance of an Acquisition Proposal; or (iii) the Board of Directors does not reaffirm its recommendation in favour of the Offer to the

Shareholders in a press release or Directors’ Circular within ten days after the public announcement or commencement of an Acquisition Proposal;

(j)	by either Hydrogenics or the Company, if Hydrogenics has been notified in writing by the Company of a Proposed Agreement in accordance with Subsection 7.1(e) and: (i) Hydrogenics does not deliver an amended Offer within three business days of delivery of the Proposed Agreement to Hydrogenics; or (ii) Hydrogenics delivers an amended Offer but the Board of Directors determines, acting in good faith and in the proper discharge of its fiduciary duties, that the Acquisition Proposal provided in the Proposed Agreement continues to be a Superior Proposal in comparison to the amended Offer of Hydrogenics;

(k)	by the Company, if Hydrogenics does not commence the Offer and mail the Offer Documents by the Offer Deadline;

(l)	by the Company where, upon the occurrence of a Trigger Event, the Board of Directors has, within three business days following the final date of the period comprising the Trigger Event, provided notice in writing to Hydrogenics of the Board of Directors’ intention to withdraw its support for the Offer and the Company’s intention to terminate this Agreement provided however that where the Company fails to provide such notice within the allotted time period, the Company will be deemed to have waived its right to terminate this Agreement for that occurrence of a Trigger Event, but not with respect to any subsequent Trigger Events that may occur;

(m)	by the Company or Hydrogenics if Hydrogenics is required by NASDAQ or the TSX to obtain approval of the issuance of common shares pursuant to the Offer from its shareholders prior to completing the Offer; and

(n)	by the Company if it has made a payment of $3.5 million pursuant to Section 7.2 of this Agreement.

6.2	Amendment

This Agreement may not be amended except by written instrument signed by each of the Parties hereto.

6.3	Waiver

At any time prior to the Effective Date, either Hydrogenics or the Company may: (a) extend the time for the performance of any of the obligations or other acts of the other Party; or (b) waive compliance with any of the agreements of the other Party or with any conditions to its own obligations, in each case only to the extent such obligations, agreements or conditions are intended for its benefit.

6.4	Effect of Termination

If this Agreement is terminated as provided in Section 6.1 (other than pursuant to Subsection 6.1(d), 6.1(e), 6.1(f) or 6.1(g)), there shall be no liability or further obligation on the part of any

Party or any of their respective shareholders, officers or directors, except (i) as provided in Section 7.2, and (ii) for liability arising from a wilful breach of any covenant, representation or warranty in this Agreement or common law fraud, and any action with respect thereto must be commenced within six months of the date of termination. For greater certainty, if this Agreement is terminated pursuant to Subsections 6.1(d), 6.1(e), 6.1(f) or 6.1(g), this Subsection 6.4 shall not operate to limit or restrict the rights of a Party with respect to claims based upon the breach of the covenant, representation or warranty that resulted in the termination. In addition, where the Company elects to terminate this Agreement as a result of a Trigger Event as contemplated under Subsection 6.1(l), the Company will reimburse Hydrogenics for all out of pocket costs incurred directly or indirectly in respect of the Offer, including without limitation legal, accounting, printing and other third part costs relating to the negotiation and execution of this Agreement and the Lock-Up Agreement, performance of due diligence, seeking of Appropriate Regulatory Approvals and drafting, finalizing and mailing the Offering Circular, up to a maximum amount of $750,000, upon presentation of satisfactory evidence of such expenses.

ARTICLE 7

NON-SOLICITATION

7.1	Non-Solicitation

(a)	On and after the date of this Agreement, the Company and its Subsidiaries shall not, directly or indirectly, through any officer, director, employee, advisor, representative, agent or otherwise, solicit, initiate or encourage inquiries from or submissions of proposals or offers from any other Person (including any of its officers or employees) relating to any liquidation, dissolution, recapitalization, merger, amalgamation, arrangement, acquisition or purchase of all or a material portion of the assets of, or any equity interest (including Common Shares) in, the Company or any of its Subsidiaries or other similar transaction or business combination (any of such foregoing inquiries or proposals being referred to herein as an “Acquisition Proposal”), or participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek to do any of the foregoing. However, this Subsection 7.1(a) shall not prevent the Board of Directors or the Company, in respect of a bona fide written Acquisition Proposal which the Board of Directors has determined in good faith (after determining, after consultation with advisors, that the Board of Directors is required to do so in order to discharge properly its fiduciary duties) is likely to, if consummated in accordance with its terms, result in a transaction which is more favourable to Shareholders than the Offer (any such offer or proposal being referred to herein as a “Superior Proposal”), from considering, participating in any discussions, releasing any Person from any standstill agreement, negotiating, approving, cooperating in any way with (including, subject to Subsection 7.1(d), furnishing information), or assisting or facilitating any such Superior Proposal, or recommending to Shareholders or, subject to compliance with Subsection 7.1(e), entering into an agreement in respect of any Superior Proposal in each case made by a Person after the date hereof (and that was not solicited after such date in contravention of this Section 7.1).

(b)	The Company shall immediately cease and cause to be terminated any existing discussions or negotiations with any Person (other than Hydrogenics) with respect to any potential Acquisition Proposal and request the return or destruction of all confidential information provided in connection therewith. The Company agrees not to release any third party from any confidentiality or standstill agreement except as permitted by Subsection 7.1(a).

(c)	The Company shall immediately provide notice to Hydrogenics of any bona fide Acquisition Proposal or any inquiry that could lead to an Acquisition Proposal or any amendments to the foregoing or any request for non-public information relating to the Company or any of its Subsidiaries in connection with such an Acquisition Proposal or for access to the properties, books or records of the Company or any Subsidiary by any Person that informs the Company, any member of the Board of Directors or such Subsidiary that it is considering making, or has made, an Acquisition Proposal. Such notice to Hydrogenics shall be made, from time to time, in writing and shall indicate the identity of the Person making such proposal, inquiry or contact, all material terms thereof and such other details of the proposal, inquiry or contact known to the Company. The Company shall keep Hydrogenics informed of the status including any change to the material terms of any such Acquisition Proposal or inquiry.

(d)	If the Board of Directors receives a request for material non-public information from a Person who proposes to the Company a bona fide written Acquisition Proposal and the Board of Directors determines, in the manner contemplated by Subsection 7.1(a) of this Agreement, that such Acquisition Proposal is likely to, if consummated in accordance with its terms, result in a Superior Proposal then, and only in such case, the Company may provide such Person with access to information regarding the Company, subject to the execution of a confidentiality and standstill agreement which is customary in such situations and which, in any event and taken as a whole, is no less favourable to the Company than the Confidentiality Agreement; provided that the Company sends a copy of any such confidentiality and standstill agreement to Hydrogenics promptly upon its execution and Hydrogenics is provided with a list of or copies of the information provided to such Person and immediately provided with access to similar information to which such Person was provided.

(e)	The Company agrees that it will not enter into any agreement (a “Proposed Agreement”), other than a confidentiality and standstill agreement as contemplated by Subsection 7.1(d), with any Person providing for or to facilitate any Acquisition Proposal unless the Board of Directors determines that such proposal is likely to, if consummated in accordance with its terms, constitute a Superior Proposal and then will not do so without providing Hydrogenics with an opportunity to amend this Agreement and the Offer to provide for at least equivalent financial terms to those included in the Proposed Agreement as determined by the Board of Directors, acting in good faith and in accordance with its fiduciary duties. In particular, the Company agrees to provide Hydrogenics with a copy of any Proposed Agreement relating to such Superior Proposal, such documents to be so provided to Hydrogenics not less than three full business days prior to the proposed execution of the Proposed Agreement by the Company. The Board of Directors shall review any written offer delivered by Hydrogenics to amend the terms of this Agreement, provided that it is delivered to the Company within three business days of delivery of the Proposed Agreement to Hydrogenics, to determine, acting in good faith and in accordance with its fiduciary duties, whether Hydrogenics’ amended Offer would be at least as favourable to Shareholders as the Acquisition Proposal provided in the Proposed Agreement. If the Board of Directors so determines, the Company and Hydrogenics will enter into an amended agreement reflecting the amended Offer. If the Board of Directors continues to believe, acting in good faith and in the proper discharge of its fiduciary duties that the Acquisition Proposal provided in the Proposed Agreement continues to be a Superior Proposal with respect to the amended Offer, or does not receive an amended Offer within such three business day period, the Company shall be entitled to enter into the Proposed Agreement. The Company acknowledges and agrees that each successive material modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement of this Subsection 7.1(e) to initiate an additional three business day notice period.

(f)	The Company shall ensure that the officers, directors and employees of the Company and its Subsidiaries and any investment bankers or other advisors or representatives retained by the Company or its Subsidiaries in connection with the transactions contemplated by this Agreement are aware of the provisions of this Section, and the Company shall be responsible for any breach of this Section 7.1 by such officers, directors, employees, investment bankers, advisors or representatives.

7.2	Break Fee Provision

If Hydrogenics does not make the Offer or withdraws the Offer or elects not to take up and pay for any Common Shares deposited under the Offer as a result of any one of the following:

(a)	prior to the Transition Date, the Board of Directors withdraws, modifies or changes any of its recommendations or determinations regarding the Offer in a manner adverse to Hydrogenics or resolves to do so, other than in accordance with Subsection 6.1(l) of this Agreement; or

(b)	an Acquisition Proposal is publicly announced, the Offer is not completed as a result of the Minimum Tender Condition not being satisfied, and any Common Shares are acquired under such alternative Acquisition Proposal or an Acquisition Proposal is otherwise completed within twelve months of the date of termination of this Agreement; or

(c)	the Agreement is terminated by Hydrogenics pursuant to Subsection 6.1(d) or 6.1(e); or

(d)	the Agreement is terminated as a result of Hydrogenics failing to exercise its right to make an amended Offer pursuant to Subsection 7.1(e);

then the Company shall, forthwith after such event, pay to Hydrogenics, by way of certified cheque or wire transfer of immediately available funds, the sum of $3.5 million. For greater certainty, the Company shall not be obligated to make more than one payment under this Section 7.2 if one or more of the events specified therein occurs. Each Party acknowledges and agrees that, notwithstanding any other provision herein, upon payment of the amount of $3.5 million under this Section 7.2, Hydrogenics shall not be entitled to pursue any other remedy to which Hydrogenics may otherwise be entitled, and payment of the $3.5 million under this Section 7.2 shall be in lieu of any damages under any such other remedies and shall constitute payment of liquidated damages which are a genuine estimate of the damages which Hydrogenics would suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and are not penalties.

ARTICLE 8

GENERAL PROVISIONS

8.1	Further Assurances

Subject to the conditions herein provided and to the fiduciary duties of the Board of Directors and the board of directors of Hydrogenics, each Party agrees to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as is practicable the transactions contemplated by the Offer and this Agreement, including (i) the execution and delivery of such documents as the other Party may reasonably require and (ii) obtaining such information, documents including financial statements and reports of auditors, or consents required in connection with the preparation of the Offering Circular and the Directors’ Circular, and using reasonable commercial efforts to obtain all necessary waivers, consents and approvals, including without limitation those contemplated by Sections 3.2 and 4.2 and to effect all necessary registrations and filings, including, but not limited to, filings under applicable Laws and submissions of information requested by Governmental Entities. Each Party shall cooperate in all reasonable respects with the other Party in taking such actions.

8.2	Notification of Certain Matters

Each Party shall give prompt notice to the others of: (a) the occurrence or failure to occur of any event, which occurrence or failure would cause or may cause any representation or warranty on its part contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the earlier of the Effective Date and the termination of this Agreement; and (b) any failure of such Party, or any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

8.3	Access to Information

Subject to the Confidentiality Agreement and applicable Laws, upon reasonable notice, each Party agrees to provide the other Party and its representatives with access during normal business hours from the date hereof and until the earlier of the Effective Date and the termination of this Agreement, to all books, records, information and files in its possession and control and access to its personnel on an as requested basis as well as access to its properties to the extent such information has been requested prior to the date of this Agreement and has not been provided (or relates to such information), or is otherwise relevant to the Agreement and is reasonably necessary for the purposes of securing all necessary regulatory approvals, integrating the businesses of the Parties and their Subsidiaries, the preparation and settlement of definitive documents, and/or the advancement of the Offer. Nothing in the foregoing shall require the Company or Hydrogenics or any of their respective Subsidiaries, to disclose information subject to a written confidentiality agreement, or competitively sensitive information. Any investigation by a Party hereto and its representatives shall not mitigate, diminish or affect the representations and warranties of the other Party contained in this Agreement or any document or certificate given pursuant hereto.

8.4	Confidentiality

The provisions of the Confidentiality Agreement shall continue to apply notwithstanding the execution of this Agreement by the Parties or the announcement commencing the Offer.

8.5	Officers’ and Directors’ Insurance

Hydrogenics agrees that for the period from the Effective Date until six years after the Effective Date, Hydrogenics will cause the Company or any successor to the Company (including the successor resulting from the winding-up or liquidation or dissolution of the Company) to maintain the Company’s current directors’ and officers’ insurance policy or an equivalent policy subject in either case to terms and conditions no less advantageous to the directors and officers of the Company and its Subsidiaries than those contained in the policy in effect on the date hereof, for all present and former directors and officers of the Company, and its Subsidiaries, covering claims made prior to or within two years after the Effective Date. Hydrogenics also agrees that after the expiration of such six-year period it will use all commercially reasonable efforts to cause such directors and officers to be covered under Hydrogenics’ then existing directors and officers insurance policy, if any. Hydrogenics shall, and shall cause the Company (or its successor) to, indemnify the directors and officers of the Company and its Subsidiaries to the fullest extent to which Hydrogenics and the Company and its Subsidiaries are permitted to indemnify such officers and directors under their respective charter, by-laws, applicable Laws and contracts of indemnity.

8.6	Employment Contracts

Hydrogenics shall honour and comply in all material respects with the terms of the employment contracts listed on Schedule 4.13 to the Company Disclosure Statement.

8.7	Expenses

Except as otherwise expressly provided in this Agreement, each Party shall pay its own expenses incurred in connection with this Agreement, the completion of the transactions contemplated hereby and/or the termination of this Agreement, irrespective of the completion of the transactions contemplated hereby.

8.8	Notices

All notices, requests, demands and other communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the Party for whom it is intended or delivered, or if sent by facsimile transmission, upon confirmation that such transmission has been properly effected, to the Person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such Person. The date of receipt of any such notice or other communication if delivered personally shall be deemed to be the date of delivery thereof, or if sent by facsimile transmission the date of such transmission if sent on a business day, failing which it shall be deemed to have been received on the next business day.

If to Hydrogenics:

Hydrogenics Corporation
5985 McLaughlin Road
Mississauga, ON L5R 1B8
Phone No.:	(905) 361-3660
Fax No.:	(905) 361-3626

Attention:	Pierre Rivard,
President and Chief Executive Officer

with a copy to:

Osler, Hoskin & Harcourt LLP
1 First Canadian Place
Suite 6600
Toronto, ON M5X 1B8

Phone No.:	(416) 862-4749
Fax No.:	(416) 862-6666
Attention:	Mark Trachuk

If to the Company:

Stuart Energy Systems Corporation
5101 Orbitor Drive
Mississauga, ON L4W 4V1

Phone No.:	(905) 282-7700
Fax No.:	(905) 282-7701
Attention:	Jon Slangerup, President and Chief Executive Officer

With a copy to:

Torys LLP
Suite 3000
79 Wellington Street West
Box 270, TD Centre
Toronto, ON M5K 1N2

Phone No.:	(416) 865-8238
Fax No.:	(416) 865-7380

Attention:	Philip J. Brown

Any Party may at any time change its address for service from time to time by giving notice to the other Parties in accordance with this Section 8.8.

8.9	Severability

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

8.10	Entire Agreement, Assignment and Governing Law

(a)	This Agreement and the Confidentiality Agreement constitute the entire agreement and supersede all other prior agreements and undertakings, both written and oral, between the Parties with respect to the subject matter hereof. Other than as set forth in such agreements, no representation or warranty has been given by any Party to the others. In the event of conflict between this Agreement and the Confidentiality Agreement, this Agreement shall prevail.

(b)	This Agreement: (i) is not intended to confer upon any other Person any rights or remedies hereunder, except as contemplated under Section 8.12; (ii) shall not be assigned by operation of law or otherwise, except that Hydrogenics may assign all or any portion of its rights under this Agreement to any affiliate (as such term is defined in the Securities Act) upon three business days’ prior written notice to the Company and provided such affiliate executes and delivers a counterpart of this Agreement pursuant to which it agrees to be bound by the terms of this Agreement as Hydrogenics, but no such assignment shall relieve Hydrogenics of its obligations hereunder; and (iii) shall be governed in all respects, including validity, interpretation and effect, exclusively by the Laws of the Province of Ontario and the Laws of Canada applicable therein, without giving effect to the principles of conflict of laws thereof.

8.11	Attornment

The Parties hereby irrevocably and unconditionally consent to and submit to the courts of the Province of Ontario for any actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated hereby (and agree not to commence any action, suit or proceeding relating thereto except in such courts) and further agree that service of any process, summons, notice or document by registered mail to the addresses of the Parties set forth in this Agreement shall be effective service of process for any action, suit or proceeding brought against any Party in such court. The Parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of the Province of Ontario and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum.

8.12	Third Party Beneficiaries

The provisions of Sections 8.5 and 8.6 are (i) intended for the benefit of all present and former directors, officers and employees of the Company and its Subsidiaries, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such persons and his or her heirs, executors, administrators and other legal representatives (collectively, the “Third Party Beneficiaries”) and the Company shall hold the rights and benefits of Sections 8.5 and 8.6 in trust for and on behalf of the Third Party Beneficiaries and the Company hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries, and (ii) are in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

8.13	Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

[The remainder of this page is intentionally left blank.]

     IN WITNESS WHEREOF the Parties have executed this Agreement.

HYDROGENICS CORPORATION
By:	“Pierre Rivard”
	Name:	Pierre Rivard
	Title:	President and Chief Executive Officer

STUART ENERGY SYSTEMS CORPORATION
By:	“Jon Slangerup”
	Name:	Jon Slangerup
	Title:	President and Chief Executive Officer

By:	“R. Randall MacEwen”
	Name:	R. Randall MacEwen
	Title:	Vice President, Corporate Development, General Counsel and Corporate Secretary

[Signature page to Support Agreement dated November 10, 2004]

SCHEDULE A

CONDITIONS OF THE OFFER

Subject to the provisions of the Agreement, Hydrogenics shall have the right to withdraw the Offer and shall not be required to take up, purchase or pay for, and shall have the right to extend the period of time during which the Offer is open and postpone taking up and paying for, any Common Shares deposited under the Offer unless all of the following conditions are satisfied or waived by Hydrogenics at or prior to the Expiry Time:

(a)	the Minimum Tender Condition;

(b)	all government or regulatory consents or approvals required by law, policy or practice (other than as referred to in paragraph (c) below), including, without limitation, those of any provincial securities authorities, stock exchanges or other securities regulatory authorities, shall have been obtained or waived on terms satisfactory to Hydrogenics, acting reasonably;

(c)	any applicable waiting periods under the Competition Act (Canada) and the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 shall have expired or been earlier terminated;

(d)	no act, action, suit or proceeding shall have been taken before or by any Governmental Entity (including, without limitation, by any individual, company, firm, group or other entity) in Canada or elsewhere, whether or not having the force of Law, and no Law shall have been proposed, enacted, promulgated or applied, in either case:

(i)	to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by or the sale to Hydrogenics of the Common Shares or the right of Hydrogenics to own or exercise full rights of ownership of the Common Shares; or

(ii)	which, if the Offer were consummated, would reasonably be expected to have a Company Material Adverse Effect; or

(iii)	which would adversely affect the ability of Hydrogenics to effect a Subsequent Acquisition Transaction;

(e)	there shall not exist any prohibition at Law against Hydrogenics making the Offer or taking up and paying for any Common Shares deposited under the Offer or completing any Subsequent Acquisition Transaction;

(f)	Hydrogenics shall have determined in its sole discretion, acting reasonably, that there shall not exist or have occurred a Company Material Adverse Effect;

(g)	Hydrogenics shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any Company Public Document;

(h)	the Board of Directors shall not have withdrawn any recommendation made by it that Shareholders accept the Offer or issued a recommendation in a manner that has substantially the same effect;

(i)	at the Expiry Time:

(i)	all representations and warranties of the Company in this Agreement: (A) that are qualified by a reference to Company Material Adverse Effect shall be true and correct in all respects; and (B) that are not qualified by a reference to a Company Material Adverse Effect shall be true and correct in all material respects;

(ii)	the Company shall have observed and performed its covenants in the Agreement in all material respects to the extent that such covenants were to have been observed or performed by the Company at or prior to the Expiry Time; and

(iii)	Hydrogenics shall have received, not more than seven hours before the Expiry Time, a certificate of the Company, signed by two senior officers (without personal liability) satisfactory to Hydrogenics acting reasonably certifying the foregoing after due inquiry; and

(j)	the Support Agreement shall not have been terminated.

The foregoing conditions are for the exclusive benefit of Hydrogenics and may be asserted by Hydrogenics regardless of the circumstances giving rise to any such condition. Hydrogenics may, in Hydrogenics’ sole discretion, waive any of the foregoing conditions, in whole or in part, at any time and from time to time, both before and after the Expiry Time, without prejudice to any other rights which Hydrogenics may have, provided that Hydrogenics may not waive the Minimum Tender Condition without the prior written consent of the Company. The failure by Hydrogenics at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time.